Television Broadcasts Limited
Interim Report 2004


2004

電 視 廣 播 有 限 公 司
二 〇 〇 四 年 度 中 期 報 告

The directors are pleased to present the Group's interim report and condensed accounts for the six months ended 30 June 2004. The consolidated profit and loss account, consolidated cash flow statement and consolidated statement of changes in equity of the Group for the six months ended 30 June 2004, and the consolidated balance sheet of the Group as at 30 June 2004, all of which are unaudited and condensed, along with selected explanatory notes, are set out on page 9 to 26 of this report.

INTERIM DIVIDEND

The directors are pleased to declare an Interim Dividend of HK$0.20 (2003: HK$0.20) per share for 438,000,000 issued shares.

Dividend warrants will be despatched to shareholders on 30 September 2004. The transfer books of the Company will be closed from 22 September 2004 to 24 September 2004, both dates inclusive.

MANAGEMENT DISCUSSION AND ANALYSIS

Review Of Operations

(a) Operating Results For The Period

For the six months ended 30 June 2004, the Group achieved a turnover of HK$1,696 million, an increase of 18% over the same period last year. Profit attributable to shareholders amounted to HK$217 million, an increase of 40% over the same period last year (2003: HK$155 million). Earnings per share increased to HK$0.50 (2003: HK$0.35).

(b) Business Review And Prospects

Terrestrial Television Broadcasting

Forward sales for 2004 recorded at the close of upfront selling in December 2003 showed promising growth over that of 2003.

This heralded the start of a six-month period (January to June 2004) of robust growth in advertising revenues. Total advertising sales revenue recorded a 23% growth over the same period in 2003.

The programme and product sponsorship relaxations that took effect in July last year contributed significant non-airtime dollars. The contribution from programme sponsorship has shown double-digit growth over last year while the contribution from product sponsorship has exceeded internally set targets. These innovative forms of promotion will continue to be improved and developed in the months ahead in order to increase our share of the total media pie.

The prospects for the second half of the year are positive given the widespread consensus of a significantly improved economy this year and the strong sales momentum generated so far.

In terms of viewership, Jade and Pearl continued to gain strong audience support during the first half of 2004. Jade achieved an average 81% weekday primetime (7:00 - 11:30 p.m.) audience share of terrestrial Chinese channels; and Pearl garnered an average 73% weekly primetime (Monday to Sunday 7:00 p.m. - 12:00 midnight) audience share of terrestrial English channels.

With the Government's announcement, in July, of the policy framework of implementing digital terrestrial television ("DTT ") in Hong Kong, as one of the two incumbent terrestrial television broadcasters, TVB would have one and a half multiplexes for the development of digital services - half a multiplex for digital migration, i.e. simulcasting of existing analogue channels, and an additional multiplex to launch new HDTV broadcasting services. The digital services are expected to commence in 2007. The Government's priority is to ensure a smooth analogue-to-digital migration of the existing terrestrial television services. The remaining two multiplexes (out of the five multiplexes available in Hong Kong) would be assigned later after existing terrestrial broadcasters have confirmed the technical feasibility of the Single Frequency Network configuration. Discussions on multiplex licensing details would be held with the Government during the second half of 2004.

TVB has been preparing to meet the DTT challenge when building the digital production centre at TVB City, Tseung Kwan O. Digital production of our drama and non-drama programmes have started since our state-of-the-art studios at TVB City became fully operational last November.

We will continue to expand our production capabilities and diversity in 2004. Drama co-productions were extended to Thailand early in the year and production output in China will be increased to 100 hours annually.

Programme Licensing And Distribution

Revenue from programme licensing and distribution during the period recorded single-digit percentage growth. We have started to look beyond conventional media and will supply content to broadband and wireless media.

The stringent Government restriction is still the main obstacle to the growth of our telecast licensing business in China. A new policy was implemented in the first half of 2004 that banned certain types of programmes. This affected our telecast licensing business in the same period, but the impact will not last long as the demand for content continues to grow and we have a larger library of other types of programmes to supply to this market.

Together with the strong growth in our VCD licensing business, we expect our licensing business to continue to grow this year.

Overseas Satellite Pay TV Operations

(a) TVB Satellite Platform ("TVBSP") USA

With joint promotional activities and special package offers by DirecTV and our installers, the subscriber base of our 5-channel package grew at a satisfactory double-digit rate. We anticipate the same growth rate throughout 2004.

In April, TVBSP was able to reach a settlement agreement with SES Americom for an early exit of the remaining 9-year transponder lease of AMC-4.

(b) TVB Australia ("TVBA")

In Australia, the programming revamp introduced in July 2003 delivered a steady and stable growth in subscribers and also reduced churn. TVBA maintained a double-digit growth for the first half of 2004.

(c) The Chinese Channel ("TCC") Europe

In Europe, TCC's subscription growth has been moderate. Churn was still high thus reducing net growth.

Besides the satellite delivery channel that will be used to deliver live news and variety programmes directly from Hong Kong to TCC's playout centre as an immediate measure to improve programming, TCC is exploring the viability of increasing its channel capacity to enrich its current single-channel offering.

Channel Operations

(a) Taiwan

Despite the political controversies after the March 2004 presidential election and the slow economic recovery, our Taiwan channel operations continued to record strong growth in both advertising revenue and profit. This was achieved through our creative effort in advertising sales, production and programming.

TVBS has been focusing on enhancement of its programmes and production, especially its local drama production, which has received good response and would generate more overseas licensing revenue. In the second half of 2004,

TVBS will produce and broadcast more drama series and major events as well as equipping its leading news channel for the coming Legislative Council Elections in Taiwan. We expect to maintain our growth pace in the remaining months of the year.

(b) TVB8 And Xing He

Xing He and TVB8 have made good progress to substantially reduce losses.

Subscription income has increased, especially Xing He in China where revenue grew as a result of the trial viewing offered last year.

The landing of the channels on the Galaxy pay TV platform in February also contributed towards revenue. Advertising income managed a mild increase despite fierce competition in Hong Kong and China. The savings in direct cost especially in production is another key to the much improved results.

Other Activities

(a) Jade Animation

The animated series "Condor Hero" produced by Jade Animation performed well in TV audience ratings and regional TV and video distribution. Apart from the continuous work for Disney, the animation servicing business has slowed down due to keen competition in other markets. For future business development, Jade Animation is expanding its merchandising business and is considering the launch of an animation channel.

(b) Internet Operations (Hong Kong And Mainland China)

Advertising income doubled due to the creation of more mini sites and web pages for sponsors of TVB programmes. This has helped to make up for a shortfall in the income from Broadband, due to a lower rate of new subscriptions. A substantial new revenue stream is the sale of content to 3G network providers. These brought about a healthy 24% growth in total revenue in the first 6 months of 2004. The operation in China has successfully developed a new revenue stream for content provision to Short Message Services ("SMS") which shows potential for further growth.

(c) Magazine Publishing

Advertising income recovered strongly, showing a 20% growth over the same period last year. However, magazine sales has been under pressure along with the rest of the magazine market. The advertising revenue prospects for the rest of the year are positive and steps are being taken to reverse erosion in magazine sales.

(d) Mainland Joint Venture

Solid economic growth and the rapid commercialization of the TV media industry in the mainland helped our joint venture show encouraging growth in the first half of 2004. Further growth is expected following the expansion of existing business and the launch of new projects.

The daily infotainment programme which commenced last year continues to enjoy satisfactory ratings. Advertising income has also shown good growth since the first quarter of the year. Our joint venture is actively seeking similar opportunities for syndications and cooperations with local media partners on life-style and variety programmes.

We have also strengthened our drama syndication business to a nationwide coverage. An efficient and effective network has been established linking all major TV stations in the mainland. We have invested in various costume dramas in the mainland and have imported high quality Chinese language dramas into the mainland markets.

Other than the conventional TV media business, our new media business including provision of content to SMS and Broadband Services, also shows favourable progress. Our SMS business which is integrated with various TV programmes, contributes healthy cash flow since its launch in late 2003. We expect considerable growth of our content supply after commencing services in Guangzhou in June 2004 and the introduction of Interactive Voice Response and Multi-media Messaging Services in due course. Regarding Broadband Content Provision, there are plans to launch such services in the later part of the year in cooperation with mainland telecommunication companies.

In view of the above progress and the continuous vigorous growth of the economy in China, we are optimistic that our joint venture in the mainland will enjoy a quantum leap in the near future.

New Business - Hong Kong Pay TV

The pay TV platform of Galaxy Satellite Broadcasting Limited ("GSBL") - exTV, was launched in February 2004. (GSBL is a joint venture company, with 51% share owned by Intelsat and 49% by TVB.) TVB will continue to produce and package five channels for exTV. The 24-hour-news channel TVBN, drama and entertainment channel TVBE and the children's channel by day and family channel by night TVBQ are produced for the local pay TV market and broadcast in Cantonese; and the general entertainment channel TVB8 and the drama channel Xing He, which also serve the mainland and overseas markets, in Putonghua. Our share of the start up losses to 30 June 2004 amounting to HK$77 million was recorded. The project is at its very early stage and steps are being taken to improve the home reach of the services.

Financial Review

(a) Capital Assets, Investment, Liquidity And Debts

As at 30 June 2004, fixed assets of the Group stood at HK$2,295 million, a decrease from last year end of HK$70 million, which represented depreciation charges exceeding the assets acquired during the period. With the completion of the TVB City Project last year, CAPEX has reduced substantially.

In accordance with the Subscription & Shareholders Agreement entered into with Intelsat Hong Kong Limited, TVB will contribute a total investment of HK$520 million to be paid over a period of time. As of 31 December 2003, a sum of HK$138 million was paid. Further cash investment of HK$45 million was paid on 18 February 2004 and contribution in kind (mainly for programmes supplied) capitalized during the period amounted to HK$74 million, thus increasing the total investment contribution in Galaxy Satellite TV Holding Limited (which owns 100% of GSBL, the company holding the pay TV service licence) to HK$257 million as at 30 June 2004. Further contributions in kind and cash will be due: in 2004 HK$76 million, in 2005 HK$138 million and the balance HK$49 million in 2006, thus making up a total of HK$520 million.

Cash and bank balances as at 30 June 2004 amounted to HK$335 million, a slight decrease of HK$27 million over last year end (HK$362 million). About 31% of the cash balance was maintained in overseas subsidiaries for their daily operation and 17% in accounts for specially assigned purposes. To finance current working capital requirements, sufficient banking facilities have been arranged. Cash and cash equivalents held by the Group were principally in Hong Kong Dollars and US Dollars and were not related to debts.

Accounts receivable decreased by 4% from the position at the end of last year, reflecting a lower level of billing for local advertising at the beginning of the year. Adequate provision has been set aside to allow for any delinquency. Accounts payable remains almost the same as last year end.

The Group recorded a gearing ratio of 15.7% as of 30 June 2004 (December 2003: 18.7%) which was measured by total debts of HK$510 million (December 2003: HK$618 million) against a shareholders' fund of HK$3,247 million (December 2003: HK$3,295 million). The decrease was due to repayment of bank loans taken out by overseas subsidiary companies.

- Debts decreased over last year by HK$108 million due to repayment of short-term loans.

- Debts consisted of short and long-term bank loans and bank overdrafts taken out for purchase of properties, equipment and studio facilities in Taiwan and the TVB City Project, etc. Loans totalling HK$70 million (December 2003: HK$85 million) were secured by assets of subsidiary companies.

- All debts are subject to floating rates of interest at an agreed percentage above the prevailing lending rates of the banks.

- The debt maturity profile as at 30 June 2004 was as follows: within one year HK$461 million (91%); in the second year HK$5 million (1%); in the third to fifth years HK$17 million (3%) and after the fifth year HK$27 million (5%).

- Debts were denominated mainly in Hong Kong Dollars (86%), New Taiwan Dollars (13%) and other currencies, such as US Dollars and Australian Dollars.

- The Group did not have any committed borrowing facilities during the period.

Capital commitments of the Group, excluding the Group's share of commitments for jointly controlled entities and associated companies, decreased by 32% to HK$165 million (December 2003: HK$243 million).

(b) Provision Written-back

The Group had a contractual commitment for transponder capacity (36 MHz) on AMC-4 (beaming over the USA, including Hawaii) provided by SES Americom for a period of ten years to 30 September 2012. Following the migration of our satellite platform to DirecTV in USA, this transponder capacity became redundant. In March 2004, Memorandums of Understanding ("MOUs") were signed with channel operators and operators of broadcasting platforms which we anticipated would lead to the signing of subleases, at prevailing market rates, covering the full original transponder capacity. These sublease rates were expected to be lower than the rates in our original transponder lease. Accordingly, a provision of HK$54 million was made in last year's accounts to cover the shortfall between our original lease obligation and the anticipated revenue from subleases through to the end of the original contract term. However, upon further negotiation with SES Americom before the conclusion of the MOUs, they were willing to accept an early termination of the lease subject to a cash compensation. The amount of compensation was paid on 28 May 2004 and charged against the provision aforesaid. A surplus in the provision of HK$11 million was written back in the accounts for the period ended 30 June 2004.

(c) Contingent Liabilities

There were guarantees to the extent of HK$1.1 million (December 2003: HK$1.1 million) provided to bankers for banking facilities.

(d) Exposure To Fluctuations In Exchange Rates And Related Hedges

As of 30 June 2004, there was no exchange contract entered into with bankers to sell forward certain foreign currencies in order to hedge against fluctuation for trade receipts from overseas customers (December 2003 : HK$15.5 million). Therefore, no potential loss on such contracts was recognised in the accounts (December 2003 : HK$0.8 million).

HUMAN RESOURCES

As of 30 June 2004, the Group employed, excluding directors and freelance workers but including contract artistes and staff in overseas subsidiary companies, a total of 5,082 (December 2003: 5,242) full-time employees. The decrease was due to manpower retrenched during the period. About 27% of our manpower was employed in overseas subsidiaries and was paid on a scale and system relevant to their localities and local legislation. For local employment, different pay schemes are operated for contract artistes, sales and non-sales employees. Contract artistes are paid either on a per-show basis or by a package of shows.

Sales personnel are remunerated based on on-target-earning packages comprised of salary and sales commissions. Non-sales personnel are offered a monthly salary. There was no share option scheme adopted by the Group during the period. From time to time, the Group organizes, either in-house or with vocational institutions, seminars, courses and workshops on subjects of technical interest, such as industrial safety, management skills and other related studies, apart from sponsorship of training programmes that employees may enroll on their own initiative.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the six months ended 30 June 2004, the Company has not redeemed any of its ordinary shares. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's ordinary shares.

CORPORATE GOVERNANCE

During the six months ended 30 June 2004, the Company was in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Exchange") save that independent non-executive directors who have not been appointed for a specific term are subject to retirement by rotation as specified by the Company's Articles of Association.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including a review of the unaudited interim financial statements for the six months ended 30 June 2004.

The interim financial statements for the six months ended 30 June 2004 have not been audited but have been reviewed by the Company's external auditors.

DIRECTORS' INTERESTS IN SHARES

As at 30 June 2004, the beneficial interests of the directors and chief executive in the shares of the Company as recorded in the register maintained under Section 352 of the Securities and Futures Ordinance were as follows:

	No. of Ordinary Shares of HK$ 0.05 each				
	Personal Interests	**Family Interests**	**Corporate Interests**	**Total**	**Percentage of Issued Capital (%)**
Sir Run Run Shaw	-	1,146,000#	141,174,828* *(a)*	142,320,828	32.49%
Christina Lee Look Ngan Kwan	602,144	-	16,701,000 *(b)*	17,303,144	3.95%
Lee Jung Sen	1,262,415	-	-	1,262,415	0.28%
Mona Fong	1,146,000#	-	-	1,146,000	0.26%
Chien Lee	600,000	-	-	600,000	0.14%
Li Dak Sum	-	-	300,000 *(c)*	300,000	0.07%
Louis Page	100,000	-	-	100,000	0.02%

*Note: Duplication of shareholdings occurred between parties # shown above and between parties * shown above and below under "Substantial Shareholders".*

(a) *113,888,628 shares were held by Shaw Brothers (Hong Kong) Limited and 27,286,200 shares were held by The Shaw Foundation Hong Kong Limited, in which companies Sir Run Run Shaw holds 74.58% and 100% equity interests respectively through Shaw Holdings Inc., a company in which Sir Run Run Shaw holds 100% equity interests through The Sir Run Run Shaw Charitable Trust.*

(b) *10,377,000 shares were held by Trio Investment Corporation S. A., 1,581,000 shares were held by Crystal Investments Limited, 3,162,000 shares were held by Compass Inc. and 1,581,000 shares were held by Bonus Inc. and, in respect of such shares only, directors of these companies are all accustomed to act in accordance with the directions of Mrs. Christina Lee Look Ngan Kwan.*

(c) *The shares were held by Roxy Property Investment Co. Ltd. in which Dr. Li Dak Sum holds 100% equity interests.*

All the interests stated above represent long positions. The Company or its subsidiaries did not grant to the directors or chief executive or their spouse or children under 18 years of age any rights to subscribe for shares or debentures of the Company or any other body corporate.

Apart from the above, no interests or short positions were held or deemed or taken (under the Securities and Futures Ordinance) to be held by any directors or chief executive of the Company in the shares or underlying shares in, or debentures of, the Company or any of its associated corporations (within the meaning of the Securities and Futures Ordinance) as at 30 June 2004.

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2004, the register of substantial shareholders maintained under Section 336 of the Securities and Futures Ordinance shows that the Company had been notified of the following substantial shareholders' interests (all being beneficial interests), being 5% or more of the Company's issued share capital. These interests are in addition to those disclosed above in respect of the directors and chief executive.

	No. of Ordinary Shares of HK$0.05 each		Percentage of Issued Capital (%)
Shaw Brothers (Hong Kong) Limited	113,888,628*		26.00%
The Shaw Foundation Hong Kong Limited	27,286,200*		6.23%
Marathon Asset Management Limited	26,288,000	*(i)*	6.02%
State Street Corporation	22,451,808	*(ii)*	5.13%

Note: *Duplication of shareholdings occurred between parties * shown here and above under "Directors' Interests In Shares".*

(i) *Interests were held in the capacity of Investment Manager.*

(ii) *Interests were held by State Street Bank & Trust Company, in which State Street Corporation holds 100% equity interests.*

All the interests stated above represent long positions. Save for the shares referred to above, no other person was recorded in the register kept pursuant to Section 336 of the Securities and Futures Ordinance as having an interest or short positions in the shares, underlying shares or debentures of, the Company or any associated corporations (within the meaning of the Securities and Futures Ordinance) which represented 5% or more of the issued share capital of the Company as at 30 June 2004.

INTERIM REPORT

The interim report of the Company for the six months ended 30 June 2004, containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules in force prior to 31 March 2004, which remain applicable to results announcements in respect of accounting periods commencing before 1 July 2004 under the transitional arrangements, is also published on the Exchange's website (www.hkex.com.hk) and the Company's website (www.tvb.com).

On behalf of the Board
Run Run Shaw
Executive Chairman

Hong Kong, 1 September 2004

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For The Six Months Ended 30 June 2004

	Note	Unaudited Six Months Ended 30 June **2004** **HK$'000**	 2003 HK$'000
Turnover		**1,695,542**	1,433,835
Cost Of Sales		**(899,040)**	(800,918)
Gross Profit		**796,502**	632,917
Other Revenues	3	**18,533**	17,189
Selling And Distribution Costs		**(224,662)**	(228,743)
General And Administrative Expenses		**(240,899)**	(255,917)
Other Operating Income		**10,108**	4,106
Gain On Deemed Disposal Of Subsidiaries		**-**	27,726
Gain On Disposal Of A Subsidiary		**-**	5,213
Operating Profit	4	**359,582**	202,491
Finance Costs	5	**(4,003)**	(8,676)
Share Of Profits Less Losses Of			
Jointly Controlled Entities		**(1,911)**	(7,613)
Associated Companies		**(76,853)**	(3,954)
Profit Before Taxation		**276,815**	182,248
Taxation	6	**(42,760)**	(15,872)
Profit After Taxation		**234,055**	166,376
Minority Interests		**(16,590)**	(11,310)
Profit Attributable To Shareholders		**217,465**	155,066
Dividends	7	**87,600**	87,600
Earnings Per Share	8	**HK$0.50**	HK$0.35

CONDENSED CONSOLIDATED BALANCE SHEET

As At 30 June 2004

	Note	Unaudited 30 June 2004	Audited 31 December 2003
		HK$'000	HK$'000
Intangible Assets	9	**59,041**	62,739
Fixed Assets	9	**2,295,047**	2,365,231
Jointly Controlled Entities		**22,893**	22,714
Associated Companies		**278,319**	238,234
Investment Securities		**3,605**	3,658
Loans To Investee Companies		**12,763**	13,200
Deferred Tax Assets		**23,811**	23,551
Current Assets			
Programmes and film rights		**527,037**	605,459
Stocks		**13,210**	15,242
Trade and other receivables, prepayments and deposits	10	**956,122**	991,809
Tax recoverable		**18,016**	13,512
Pledged bank deposits		**223**	228
Cash and bank balances		**334,779**	361,783
		1,849,387	1,988,033
Current Liabilities			
Trade and other payables and accruals	11	**512,025**	511,527
Provisions	12	**27,131**	33,073
Short-term bank loans		**451,138**	549,368
Bank overdrafts		**-**	6,532
Current portion of long-term liabilities	15	**9,436**	5,276
Tax payable		**19,107**	5,805
		1,018,837	1,111,581
Net Current Assets		**830,550**	876,452
Total Assets Less Current Liabilities		**3,526,029**	3,605,779
Financed by:			
Share Capital	13	**21,900**	21,900
Reserves	14	**3,137,985**	3,010,847
2003 Proposed Final Dividend	7(b)	**-**	262,800
Proposed Interim Dividend	7(c)	**87,600**	-
Shareholders' Funds		**3,247,485**	3,295,547
Minority Interests		**98,542**	83,785
Provisions	12	**3,135**	62,052
Long-term Liabilities	15	**49,024**	57,265
Pensions Obligations		**13,298**	11,372
Deferred Taxation		**114,545**	95,758
		3,526,029	3,605,779

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For The Six Months Ended 30 June 2004

	Unaudited Six Months Ended 30 June 2004 HK$'000	2003 HK$'000
Total equity as at 1 January	**3,295,547**	3,274,232
Exchange differences	**(2,727)**	943
Net (losses)/ gains not recognised in the profit and loss account	**(2,727)**	943
Profit for the period	**217,465**	155,066
Dividends	**(262,800)**	(328,500)
Total equity as at 30 June	**3,247,485**	3,101,741

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For The Six Months Ended 30 June 2004

	Unaudited	
	Six Months Ended 30 June	
	2004	2003
	HK$'000	HK$'000
Net Cash Inflow From Operating Activities	**528,270**	371,878
Net Cash Outflow From Investing Activities	**(185,217)**	(459,040)
Net Cash (Outflow)/Inflow From Financing Activities	**(374,585)**	141,248
(Decrease)/Increase In Cash And Cash Equivalents	**(31,532)**	54,086
Cash And Cash Equivalents At 1 January	**300,224**	143,362
Effect Of Foreign Exchange Rate Changes	**294**	179
Cash And Cash Equivalents At 30 June	**268,986**	197,627
Analysis Of Balances Of Cash And Cash Equivalents:		
Cash and bank balances	**330,124**	382,925
Bank overdrafts	**-**	(45,410)
Short-term bank loans repayable within three months	**(61,138)**	(139,888)
	268,986	197,627

NOTES TO CONDENSED ACCOUNTS

1 BASIS OF PREPARATION AND ACCOUNTING POLICIES

These unaudited consolidated condensed accounts are prepared in accordance with Hong Kong Statement of Standard Accounting Practice 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants.

These condensed accounts should be read in conjunction with the 2003 annual financial statements.

The accounting policies and methods of computation used in the preparation of these condensed accounts are consistent with those used in the annual accounts for the year ended 31 December 2003.

2 SEGMENT INFORMATION

The group is principally engaged in terrestrial television broadcasting with programme production, programme licensing and distribution, overseas satellite pay TV operations, channel operations and other related activities.

Primary reporting format - business segments

An analysis of the group's turnover and results for the period by business segments is as follows:

	Six Months Ended 30 June 2004						
	Terrestrial television broadcasting	Programme licensing and distribution	Overseas satellite pay TV operations	Channel operations	Other activities	Elimination	Group total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Turnover (note)							
External sales	828,497	285,721	97,698	432,719	50,907	-	1,695,542
Inter-segment sales	541	47,733	106	7,103	3,879	(59,362)	-
	829,038	333,454	97,804	439,822	54,786	(59,362)	1,695,542
Segment results (note)	95,239	184,781	(6,678)	76,499	8,987	754	359,582
Finance costs							(4,003)
Share of profits less losses of							
Jointly controlled entities	-	-	-	4	(1,915)		(1,911)
Associated companies	-	-	-	(76,853)	-		(76,853)
Profit before taxation							276,815
Taxation							(42,760)
Profit after taxation							234,055
Minority interests							(16,590)
Profit attributable to shareholders							217,465

Note: The above segments include activities at their initial stage of operations (i.e. not more than five years since commencement of commercial operations) and an analysis of their respective turnover and results is as follows:

Turnover	-	-	72,368	-	11,848		84,216
Operating profits	-	-	21,164	-	3,166		24,330

2 SEGMENT INFORMATION (Continued)

Primary reporting format - business segments (Continued)

	Six Months Ended 30 June 2003						
	Terrestrial television broadcasting	Programme licensing and distribution	Overseas satellite pay TV operations	Channel operations	Other activities	Elimination	Group total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Turnover (note)							
External sales	672,254	256,449	125,706	329,092	50,334	-	1,433,835
Inter-segment sales	120	47,981	88	7,609	8,718	(64,516)	-
	672,374	304,430	125,794	336,701	59,052	(64,516)	1,433,835
Segment results (note)	(13,448)	169,748	(21,202)	31,330	1,383	1,741	169,552
Gain on deemed disposal of subsidiaries							27,726
Gain on disposal of a subsidiary							5,213
Finance costs							(8,676)
Share of profits less losses of							
Jointly controlled entities	-	-	-	(3,472)	(4,141)		(7,613)
Associated companies	-	-	-	(3,954)	-		(3,954)
Profit before taxation							182,248
Taxation							(15,872)
Profit after taxation							166,376
Minority interests							(11,310)
Profit attributable to shareholders							155,066

Note: The above segments include activities at their initial stage of operations (i.e. not more than five years since commencement of commercial operations) and an analysis of their respective turnover and results is as follows:

Turnover	-	-	85,370	-	9,389		94,759
Operating profits/(losses)	-	-	(15,724)	-	1,212		(14,512)

2 SEGMENT INFORMATION (Continued)

Primary reporting format - business segments (Continued)

The group is organised on a worldwide basis into five main business segments:

Terrestrial television broadcasting - free to air broadcasting of television programmes and commercials and production of programmes
Programme licensing and distribution - provision of television programmes to homevideo markets and overseas broadcasters
Overseas satellite pay TV operations - provision of satellite pay television services to subscribers in USA, Europe and Australia
Channel operations - compilation and distribution of television channels in mainland China, Taiwan, Hong Kong and other countries
Other activities - animation production, merchandising services, website portal, magazine publication and other related services

The group's inter-segment transactions mainly consist of licensing of programmes and film rights and provision of services. Licensing of programmes and film rights were entered into at similar terms as that contracted with third parties. The services provided were charged on a cost plus basis or at similar terms as that contracted with third parties.

Secondary reporting format - geographical segments

Although the group's five business segments are managed on a worldwide basis, the sales are generated in eight main geographical areas:

Hong Kong - terrestrial television broadcasting with programme production, channel supply, website portal and magazine publication
Taiwan - cable television channel services
USA and Canada - licensing and distribution of television programmes and satellite pay TV operations
Australia - licensing and distribution of television programmes and satellite pay TV operations
Europe - licensing and distribution of television programmes and satellite pay TV operations
Mainland China - licensing and distribution of television programmes and satellite TV channel services
Malaysia and Singapore - licensing and distribution of television programmes
Other countries - principally licensing and distribution of television programmes

2 SEGMENT INFORMATION (Continued)

Secondary reporting format - geographical segments (Continued)

An analysis of the group's turnover and contribution to operating profit/(loss) for the period by geographical segments is as follows:

	Turnover		Operating Profit/(Loss)	
	Six Months Ended 30 June		Six Months Ended 30 June	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Geographical segments:				
Hong Kong	**948,741**	712,138	**111,704**	(10,731)
Taiwan	**345,870**	319,984	**87,153**	65,448
USA and Canada	**104,255**	110,983	**63,467**	22,204
Australia	**29,563**	25,496	**(7,302)**	(14,928)
Europe	**28,938**	43,899	**(21,666)**	1,578
Mainland China	**44,021**	43,517	**20,016**	20,099
Malaysia and Singapore	**174,755**	160,721	**94,982**	75,391
Other countries	**19,399**	17,097	**11,228**	10,491
	1,695,542	1,433,835	**359,582**	169,552
Gain on deemed disposal of subsidiaries				27,726
Gain on disposal of a subsidiary				5,213
				202,491

Sales are based on the location in which the customers are located. There are no sales between the geographical segments.

3 OTHER REVENUES

	Six Months Ended 30 June	
	2004	2003
	HK$'000	HK$'000
Interest income	**753**	1,615
Others	**17,780**	15,574
	18,533	17,189

4 OPERATING PROFIT

Operating profit is stated after crediting and charging the following:

	Six Months Ended 30 June	
	2004	2003
	HK$'000	HK$'000
Crediting		
Gain on disposal of fixed assets	**870**	-
Reversal of impairment of fixed assets	**7,210**	-
Reversal of over provision for onerous contracts (note 12)	**11,014**	-
Charging		
Depreciation - owned fixed assets	**139,672**	99,308
Depreciation - leased fixed assets	**26**	152
Impairment of fixed assets	**-**	16,056
Loss on disposal of fixed assets	**-**	191
Cost of programmes, film rights and stocks	**627,032**	502,593
Amortisation of goodwill	**3,698**	480

5 FINANCE COSTS

	Six Months Ended 30 June	
	2004	2003
	HK$'000	HK$'000
Interest on overdrafts, bank loans and other loans	**3,975**	8,645
Interest element of finance leases	**28**	31
Interest element of land premium paid	**-**	2,071
Total borrowing costs incurred	**4,003**	10,747
Less: Interest amount capitalised in land	**-**	(2,071)
	4,003	8,676

6 TAXATION

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profit for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the group operates.

The amount of taxation charged to the condensed consolidated profit and loss account represents:

	Six Months Ended 30 June	
	2004	2003
	HK$'000	HK$'000
Current taxation:		
- Hong Kong profits tax	**3,764**	6,096
- Overseas taxation	**20,331**	4,052
- Under provisions in prior periods	**110**	256
Deferred taxation relating to the origination and reversal of temporary differences	**18,555**	134
Deferred taxation resulting from an increase in tax rate	**-**	5,334
	42,760	15,872

6 TAXATION (Continued)

The taxation on the group's profit before taxation differs from the theoretical amount that would arise using the taxation rate of the place where the company operates as follows:

	Six Months Ended 30 June	
	2004	2003
	HK$'000	HK$'000
Profit before taxation	**276,815**	182,248
Calculated at a taxation rate of 17.5% (2003: 17.5%)	**48,443**	31,893
Effect of different taxation rates in other countries	**(16,809)**	(21,027)
Income not subject to taxation	**(13,152)**	(6,088)
Expenses not deductible for taxation purposes	**2,356**	6,274
Tax losses not recognised	**25,293**	9,233
Utilisation of previously unrecognised tax losses	**(3,338)**	(9,791)
Tax credit allowance	**-**	(212)
Others	**(143)**	-
Under provisions in prior periods	**110**	256
Increase in opening net deferred tax liabilities resulting from an increase in tax rate	**-**	5,334
	42,760	15,872

7 DIVIDENDS

	Six Months Ended 30 June	
	2004	2003
	HK$'000	HK$'000
Interim dividend, proposed, of HK$0.20 (2003: HK$0.20) per ordinary share (note (a) and (c))	**87,600**	87,600

Notes: (a) At a meeting held on 3 September 2003 the directors declared an interim dividend of HK$0.20 per ordinary share for the year ended 31 December 2003, which was paid on 3 October 2003 (note 14).

(b) At a meeting held on 17 March 2004 the directors proposed a final dividend of HK$0.60 per ordinary share for the year ended 31 December 2003, which was paid on 28 May 2004 and has been reflected as an appropriation of retained earnings in these condensed accounts for the six months ended 30 June 2004 (note 14).

(c) At a meeting held on 1 September 2004 the directors declared an interim dividend of HK$0.20 per ordinary share for the year ending 31 December 2004. This proposed dividend is not reflected as a dividend payable in these condensed accounts, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2004 (note 14).

8 EARNINGS PER SHARE

The earnings per share is calculated based on the group's profit attributable to shareholders of HK$217,465,000 (2003: HK$155,066,000) and 438,000,000 shares in issue throughout the six months ended 30 June 2004 and 2003.

9 CAPITAL EXPENDITURE

	Goodwill	Fixed assets
	HK$'000	HK$'000
Six months ended 30 June 2004		
Opening net book amount	62,739	2,365,231
Additions	-	68,488
Disposals	-	(670)
Depreciation (note 4)	-	(139,698)
Amortisation charge (note 4)	(3,698)	-
Reversal of impairment charge (note 4)	-	7,210
Exchange differences	-	(5,514)
Closing net book amount	**59,041**	**2,295,047**

10 TRADE AND OTHER RECEIVABLES, PREPAYMENTS AND DEPOSITS

Trade and other receivables, prepayments and deposits of HK$956,122,000 include trade receivables of HK$751,843,000. The aging analysis of trade receivables is as follows:

	30 June 2004	31 December 2003
	HK$'000	HK$'000
Current	**373,352**	400,378
1-2 months	**212,956**	202,228
2-3 months	**106,836**	124,803
3-4 months	**38,251**	59,698
4-5 months	**17,829**	16,829
Over 5 months	**65,874**	43,896
	815,098	847,832
Trade receivables due from:		
Third parties	**795,387**	833,954
Jointly controlled entities, associated companies, an investee company and related parties	**19,711**	13,878
	815,098	847,832
Less: Provision for doubtful debts	**(63,255)**	(63,579)
	751,843	784,253

Note: The group operates a controlled credit policy and allows an average credit period of forty to sixty days to the majority of the group's customers who satisfy the credit evaluation. Cash on delivery, advance payments or bank guarantees are required from other customers of the group.

11 TRADE AND OTHER PAYABLES AND ACCRUALS

Trade and other payables and accruals of HK$512,025,000 include trade payables of HK$91,381,000. The aging analysis of trade payables is as follows:

	30 June 2004	31 December 2003
	HK$'000	HK$'000
Current	**58,718**	65,009
1-2 months	**23,896**	29,690
2-3 months	**5,394**	3,158
3-4 months	**1,576**	1,475
4-5 months	**460**	848
Over 5 months	**1,337**	1,789
	91,381	101,969
Trade payables due to:		
Third parties	**86,006**	93,666
Jointly controlled entities, associated companies and related parties	**5,375**	8,303
	91,381	101,969

12 PROVISIONS

	Onerous contracts
	HK$'000
At 1 January 2004	95,125
Less: utilised during the period	(54,037)
Less: reversal of over provision (note)	(11,014)
Exchange differences	192
At 30 June 2004	**30,266**

Analysis of total provisions

	30 June 2004	31 December 2003
	HK$'000	HK$'000
Non-current	**3,135**	62,052
Current	**27,131**	33,073
	30,266	95,125

Note: At 31 December 2003, the directors considered that certain lease contracts in relation to office premises and transmission capacities to which the group is a party, became onerous when consideration was taken where the costs of meeting the obligations under such contracts exceeded the economic benefits expected to be received. Following subsequent negotiation with SES Americom, one of the lessors of lease contracts, SES Americom agreed to accept a cash compensation for an early termination of the lease for transmission capacities (the "Lease"). The cash compensation was paid on 28 May 2004 which has been charged against the provision for onerous contracts. As a result, the remaining balance of the provision in relation to the Lease has been written back in the accounts.

13 SHARE CAPITAL

	Number of ordinary shares of HK$0.05 each	Nominal value
		HK$'000
Authorised:		
At 1 January 2003 and 2004 and 30 June 2004	**1,300,000,000**	**65,000**
Issued and fully paid:		
At 1 January 2003 and 2004 and 30 June 2004	**438,000,000**	**21,900**

14 RESERVES

	Share premium	General reserve	Capital reserve	Legal reserve	Exchange fluctuation reserve	Capital redemption reserve	Retained earnings	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1 January 2004	602,026	70,000	864	7,831	(26,468)	40,118	2,579,276	3,273,647
Arising on consolidation								
- subsidiaries	-	-	-	-	(2,632)	-	-	(2,632)
- jointly controlled entities	-	-	-	-	(95)	-	-	(95)
Exchange translation differences	-	-	-	-	(1,033)	-	1,033	-
Profit for the period	-	-	-	-	-	-	217,465	217,465
2003 Final dividend paid (note 7(b))	-	-	-	-	-	-	(262,800)	(262,800)
At 30 June 2004	**602,026**	**70,000**	**864**	**7,831**	**(30,228)**	**40,118**	**2,534,974**	**3,225,585**
Representing:								
2004 Interim dividend proposed							87,600	
Others							2,447,374	
Retained earnings at 30 June 2004							**2,534,974**	
At 1 January 2003	602,026	70,000	1,171	7,468	(1,869)	40,118	2,533,418	3,252,332
Arising on consolidation								
- subsidiaries	-	-	-	-	(43)	-	-	(43)
- jointly controlled entities	-	-	-	-	300	-	-	300
- associated companies	-	-	-	-	686	-	-	686
Exchange translation differences	-	-	-	-	(21,016)	-	21,016	-
Profit for the period	-	-	-	-	-	-	155,066	155,066
Transfers	-	-	-	363	-	-	(363)	-
2002 Final dividend paid	-	-	-	-	-	-	(328,500)	(328,500)
At 30 June 2003	602,026	70,000	1,171	7,831	(21,942)	40,118	2,380,637	3,079,841
Representing:								
2003 Interim dividend proposed							87,600	
Others							2,293,037	
Retained earnings at 30 June 2003							2,380,637	

15 LONG-TERM LIABILITIES

	30 June 2004 HK$'000	31 December 2003 HK$'000
Loans, secured	**58,358**	62,182
Obligations under finance leases	**102**	359
	58,460	62,541
Amounts due within one year included under current liabilities	**(9,436)**	(5,276)
	49,024	57,265

At 30 June 2004, the group's bank loans and other loans (excluding finance lease liabilities) were repayable as follows:

	30 June 2004		
	Bank loans HK$'000	**Other loans HK$'000**	**Total HK$'000**
Within one year	**5,012**	**4,322**	**9,334**
In the second year	**5,249**	**-**	**5,249**
In the third to fifth year	**17,284**	**-**	**17,284**
After the fifth year	**26,491**	**-**	**26,491**
	54,036	**4,322**	**58,358**

	31 December 2003		
	Bank loans HK$'000	**Other loans** HK$'000	**Total** HK$'000
Within one year	4,806	111	4,917
In the second year	5,081	4,246	9,327
In the third to fifth year	17,050	-	17,050
After the fifth year	30,888	-	30,888
	57,825	4,357	62,182

At 30 June 2004, the group's finance lease liabilities were repayable as follows:

	30 June 2004 HK$'000	31 December 2003 HK$'000
Within one year	**111**	395
Future finance charges on finance leases	**(9)**	(36)
Present value of finance lease liabilities	**102**	359

The present value of finance lease liabilities is as follows:		
Within one year	**102**	359

16 CONTINGENT LIABILITIES

	30 June 2004	31 December 2003
	HK$'000	HK$'000
Guarantees for banking facilities granted to an investee company	**1,074**	1,111

17 CAPITAL COMMITMENTS

The amounts of commitments for fixed assets are as follows:

	30 June 2004	31 December 2003
	HK$'000	HK$'000
Authorised but not contracted for	**129,684**	169,232
Contracted but not provided for	**35,761**	73,814
	165,445	243,046

The group's share of commitments for fixed assets of the jointly controlled entities and associated companies themselves not included in the above are as follows:

	30 June 2004	31 December 2003
	HK$'000	HK$'000
Authorised but not contracted for	**51,493**	-
Contracted but not provided for	**3,790**	-
	55,283	-

18 OPERATING LEASE COMMITMENTS

At 30 June 2004, the group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	30 June 2004		31 December 2003	
	Land and buildings	**Equipment and transponders**	**Land and buildings**	**Equipment and transponders**
	HK$'000	**HK$'000**	HK$'000	HK$'000
Not later than one year	**42,426**	**60,792**	42,895	98,815
Later than one year and not later than five years	**43,812**	**82,130**	36,155	186,244
Later than five years	**12,474**	**11,106**	19	81,877
	98,712	**154,028**	79,069	366,936

19 SIGNIFICANT RELATED PARTY TRANSACTIONS

The following is a summary of the significant related party transactions, which are carried out in the normal course of the group's business:

(a) On 19 May 1997 and 15 December 1997, the company and Shaw Brothers (Hong Kong) Limited ("Shaw"), a substantial shareholder of the company, entered into separate tenancy agreements, whereby Shaw granted to the company tenancies of certain office and car parking spaces. The term of the two tenancies commenced on 1 July 1997 and 1 November 1997 respectively and both will expire on 30 June 2005. The amount of rental paid by the company to Shaw during the six months ended 30 June 2004 was HK$8,866,000 (2003: HK$8,866,000).

(b) On 30 March 2001, the company entered into a Letter of Intent with Chevalier (Network Solutions) Limited ("CNSL"), in relation to the supply, installation and maintenance of the private automatic branch exchange system and structured cabling network by CNSL at the new TVB City of the company at a lump sum fee of HK$20,526,000, which is to be settled by way of installments. The controlling shareholder of the holding company of CNSL is also a director of the company. The formal contract containing the terms as stated in the Letter of Intent was signed in November 2001. The amount paid by the company to CNSL during the six months ended 30 June 2004 was HK$2,648,000 (2003: HK$5,119,000).

(c) Since 1998, the company has entered into various sub-licencing agreements with an associated company, Galaxy Satellite Broadcasting Limited ("GSBL"), to sub-licence certain office, car parking spaces and satellite antenna farm to GSBL. The total licence fees paid by GSBL to the company during the six months ended 30 June 2004 was HK$3,135,000 (2003: HK$1,109,000).

(d) On 4 September 2001, the company entered into a channel supply agreement with GSBL for the supply of five channels to GSBL for broadcast on GSBL's pay television platform in Hong Kong on an exclusive basis for a period of five years commencing from the commercial launch date of GSBL's service with an option for either party to renew for another five years. The licence fee received by the company from GSBL during the six months ended 30 June 2004 was HK$73,563,000 (2003: nil).

(e) On 20 February 2003, GSBL issued a promissory note in favour of the company in the principal sum of HK$115,564,000, being the amount of debt due from GSBL to the company with interest at the rate of 8% per annum. The principal amount and the accrued interest shall be payable by GSBL to the company in two annual installments on 20 February 2007 and 20 February 2008 respectively, unless GSBL is publicly floated before either date, whereupon the outstanding principal amount and accrued interest shall be prepaid.

(f) Since 1 January 1995, Era Communications Co. Ltd. ("Era") has been acting as the sole distributor of the cable channels of Liann Yee Production Co. Ltd. ("LYP") in Taiwan and is responsible for collecting the income generated from broadcast of LYP's television programmes on behalf of LYP. Era is a minority shareholder of LYP, a non-wholly owned subsidiary of the company. On 16 November 2000, the parties renewed the distribution agreement for a period of two years from 1 March 2001. On 13 March 2002, LYP and Era entered into a supplemental agreement to the distribution agreement varying the amount of commission payable by LYP to Era as from 1 January 2002. The agreement was not renewed upon its expiry date. The fee paid by LYP to Era during the six months ended 30 June 2004 was nil (2003: HK$1,785,000).

(g) Since 1995, Era has been placing advertisements on the cable television channels operated by LYP, as well as the channels or magazines of which LYP has been appointed as an agent for recruiting advertisements. As from 1 July 2002, LYP was only responsible for recruiting advertisements for its own channels and magazines of which LYP was appointed as agent. The amount received by LYP from Era during the six months ended 30 June 2004 was HK$10,224,000 (2003: HK$1,356,000).

19 SIGNIFICANT RELATED PARTY TRANSACTIONS (Continued)

(h) Since 1 August 1998, Era has been providing LYP with optical fibre networking services in Taiwan. On 21 March 2003, the parties renewed the service agreement for one year from 1 January 2003, whereby Era would provide a 45 MB optic fibre line, maintenance and management of 14 optic fibre hubs and uplink control room at a monthly fee of HK$295,000 (NT$1,300,000) (inclusive of 5% sales tax). On 28 August 2003, the parties entered into a supplemental agreement, whereby (i) the term of the agreement would be extended for a further six months to 30 June 2004; and (ii) the monthly fee payable by LYP to Era would be reduced to HK$174,000 (NT$765,000) (inclusive of 5% sales tax) commencing from 1 August 2003. The fee paid by LYP to Era during the six months ended 30 June 2004 was HK$983,000 (2003: HK$1,671,000).

(i) Since 28 October 2000, LYP has been providing Era with satellite equipment and technical services, while Era has been providing LYP with satellite relay programme services in Taiwan. On 30 January 2003, the parties entered into an agreement to renew the arrangement for one year from 1 January 2003. Under the renewal agreement, (i) the monthly fees (inclusive of 5% sales tax) payable by Era to LYP were reduced to HK$669,000 (NT$3,000,000) as from 1 February 2003; and (ii) the monthly fees (inclusive of 5% sales tax) payable by LYP to Era were reduced to HK$334,000 (NT$1,500,000) as from 1 February 2003. This arrangement was renewed for another year from 1 January 2004 on the same terms and conditions. During the six months ended 30 June 2004, the fees received by LYP from Era was HK$3,854,000 (2003: HK$4,505,000) and the fees paid by LYP to Era was HK$1,927,000 (2003: HK$2,249,000).

(j) LYP entered into various agreements with a jointly controlled entity, Hsin Chi Broadcast Co. Ltd. ("HCB") to provide satellite transmission service to LYP. The agreements were terminated on 15 September 2003. The service fees paid by LYP to HCB during the six months ended 30 June 2004 was nil (2003: HK$2,927,000).

(k) On 16 April 1999, TVBI Company Limited ("TVBI"), a wholly owned subsidiary of the company, agreed to sub-lease part of the satellite transponder capacity to Era. The sub-lease agreement was superseded by a revised agreement dated 13 January 2000 varying the monthly fee and the contract period to commence on 1 January 2000 and expire on 31 March 2006. On 28 April 2001, TVBI and Era entered into a supplemental agreement to the revised agreement, pursuant to which the parties agreed that the transponder capacity leased from TVBI to Era would be reduced from 27 MHZ to 13.5 MHZ as from 1 March 2001. The fee received by TVBI from Era during the six months ended 30 June 2004 was HK$2,581,000 (2003: HK$2,584,000).

(l) On 21 May 2002, TVBI and MEASAT Broadcast Network Systems Sdn. Bhd. ("MBNS"), an associate of the minority shareholder of two of the company's non-wholly owned subsidiaries, entered into a deal memorandum, pursuant to which TVBI would license television programmes to MBNS as part of the programme line up of a channel owned and operated by MBNS for the period from 16 April 2002 to 30 September 2004 on an exclusive basis in Malaysia and Brunei. The income accrued by TVBI during the six months ended 30 June 2004 was HK$44,459,000 (2003: HK$39,590,000).

(m) On 25 June 2002, TVBI acting as an agent of LYP entered into a deal memorandum with MBNS for the grant of broadcast right in respect of a Mandarin language channel for the pay television services operated by MBNS and its affiliated company for the period from 16 April 2002 to 30 September 2004 on an exclusive basis in Malaysia and Brunei. The income accrued by LYP during the six months ended 30 June 2004 was HK$11,220,000 (2003: HK$10,439,000).

19 SIGNIFICANT RELATED PARTY TRANSACTIONS (Continued)

(n) On 26 June 2002, TVB Satellite TV Entertainment Limited ("TVBSE"), a wholly owned subsidiary of the company, entered into a deal memorandum with MBNS for the supply of two Mandarin language channels to MBNS for broadcast on the pay television services operated by MBNS and its affiliated company from 16 April 2002 to 30 September 2004 on an exclusive basis in Malaysia and Brunei. The income accrued by TVBSE during the six months ended 30 June 2004 was HK$14,181,000 (2003: HK$12,354,000).

(o) On 8 July 2002, MBNS appointed TVBSE as its advertising agent responsible for advertisement and sponsorship sales of certain channels of MBNS in Malaysia and Brunei for the period from 16 April 2002 to 30 September 2004. The income accrued by TVBSE during the six months ended 30 June 2004 was HK$14,075,000 (2003: HK$10,497,000).

(p) Since 1998, GSBL has been providing TVBI, TVBSE and TVB (Australia) Pty. Ltd. ("TVBA"), all are the wholly owned subsidiaries of the company, various uplink and playback services. The service fees paid by TVBI, TVBSE and TVBA to GSBL during the six months ended 30 June 2004 was HK$20,254,000 (2003: HK$14,817,000).

(q) On 11 March 2004, TVBA and Celestial Television Networks Ltd. ("CTNL"), an associate of the minority shareholder of two of the company's non-wholly owned subsidiaries, entered into an agreement, whereby CTNL would licence the Celestial Movies channel to TVBA for one year from 15 March 2004 with an option to renew for a further 2 years. Under the agreement, TVBA agrees to pay a fixed unit cost per subscriber (which includes both residential and commercial subscribers) to CTNL for the Celestial Movies channel or the package of channels to which the Celestial Movies channel is included. The licence fee paid by TVBA to CTNL during the six months ended 30 June 2004 was HK$748,000 (2003: nil).

Apart from the above, the other related party transactions, the amounts of which involved were not significant to the group, include:

- Rental income from leasing of facilities and office premises,
- Income from sub-licensing of news reports rights,
- Income from satellite transmission,
- Expense on rebate of TV advertisements, and
- Rental expense on leasing of production spaces.

董事局欣然提呈本集團截至二〇〇四年六月三十日止六個月之中期報告及簡明帳目。本集團截至二〇〇四年六月三十日止六個月之綜合損益帳、綜合現金流量表及綜合權益變動表，以及本集團於二〇〇四年六月三十日結算之綜合資產負債表，全部皆未經審核及以簡明帳目編製，連同選定附註現載於本報告之第33頁至第50頁。

中期股息

董事局欣然宣佈派發中期股息每股港幣0.20元(二〇〇三年：港幣0.20元)予已發行之438,000,000股股份。

股息單將於二〇〇四年九月三十日寄發予股東。本公司將於二〇〇四年九月二十二日至九月二十四日(包括首尾兩天)暫停辦理股份過戶登記手續。

管理層討論及分析

業務回顧

(a) 本期經營業績

本集團截至二〇〇四年六月三十日止六個月之營業額為港幣1,696,000,000元，與去年同期比較增長18%。股東應佔溢利為港幣217,000,000元，與去年同期比較上升40%(二〇〇三年：港幣155,000,000元)。每股盈利升至港幣0.50元(二〇〇三年：港幣0.35元)。

(b) 業務回顧及展望

免費電視廣播

據二〇〇三年十二月預訂廣告銷售期結束後所錄得數字顯示，二〇〇四年的廣告預售額較二〇〇三年顯著增長。

預售成績理想，是廣告收益於二〇〇四年一月至六月六個月期間飇升之先兆。廣告銷售總收益較二〇〇三年同期增長23%。

自去年七月起放寬節目及產品贊助後，為非廣告時段帶來可觀收益。節目贊助收益對比去年有雙位數字增長，而產品贊助收益則超出內部設定目標。本公司將於未來數月繼續為客戶改善及發展創新的產品宣傳方式，以增大本公司於整個媒體市場之份額。

由於普遍認為本年度經濟情況有顯著改善，加上本公司迄今銷售表現強勁，故此本年度下半年之發展前景向好。

收視方面，翡翠台及明珠台於二〇〇四年上半年繼續深受觀眾歡迎。翡翠台週日黃金時段(晚上七時正至十一時三十分)平均收視百分比佔免費中文頻道81%；而明珠台每週黃金時段(星期一至星期日晚上七時正至午夜十二時正)平均收視百分比則佔免費英文頻道73%。

隨著政府於七月公佈在香港推行數碼地面電視的政策架構後，無綫電視作為目前兩家免費電視廣播機構之一，將擁有一點五條數碼頻道發展數碼服務，即以半條數碼頻道用作模擬及數碼同步廣播(即同步播放多個現有模擬頻道)，及以另一條數碼頻道用作推出全新的高解像電視廣播服務。數碼服務預期將會於二〇〇七年開始推出。政府的優先考慮是要確保現時的免費電視服務由模擬制式順利過渡至數碼制式。在香港現有五條數碼頻道中，餘下兩條將待現有免費電視廣播機構確認單頻網絡數碼頻道之技術可行性後再作分配。本公司將於二〇〇四年下半年與政府商討數碼頻道牌照之詳情。

早於興建將軍澳電視廣播城數碼製作中心時，無綫電視早已部署以迎接數碼地面電視之挑戰。隨著設備先進的電視廣播城錄影廠於去年十一月全面投入運作後，本公司已開始以數碼形式製作劇集及非劇集節目。

我們將於二〇〇四年繼續擴展製作能力及其種類。本公司已於年初把共同製作劇集的模式擴展至泰國，並會提高於中國內地之製作量至每年100小時。

節目發行及分銷

期內節目發行及分銷收益錄得單位數字增長。我們已開始將目光放於傳統媒體以外，並將爲寬頻及無綫媒體提供節目內容。

內地政府的嚴厲管制仍然是本公司在中國內地發展電視發行業務之主要障礙。二〇〇四年上半年內地政府實施新政策禁止若干類型節目，對同期的電視發行業務構成影響，但隨著市場對節目內容之需求持續增長，加上我們存有大量其他類型節目可以供應內地市場，故此認爲新政策對我們之影響不會持久。

加上影像光碟發行業務亦有強勁增長，故發行業務可望於今年持續增長。

海外衛星收費電視業務

(a) 美國TVB Satellite Platform (「TVBSP」)

憑藉 DirecTV 及本公司各安裝商攜手進行宣傳工作及推出特別優惠計劃，本公司五個頻道套餐的用戶基數錄得雙位數字增長，表現令人滿意。預期二〇〇四年全年之增長率將維持相若。

TVBSP於四月與SES Americom就提前結束餘下九年之AMC-4衛星轉發器租約成功訂立和解協議。

(b) 澳洲TVB Australia (「TVBA」)

澳洲方面，節目內容已於二〇〇三年七月革新，令用戶人數穩定增長並減低流失率。TVBA於二〇〇四年上半年度維持雙位數字增長。

(c) 歐洲The Chinese Channel (「TCC」)

歐洲方面，TCC之用戶人數增幅溫和，惟流失率仍然高企，令淨增長幅度減少。

除透過衛星放送頻道並可用此模式由香港直接放送現場新聞及綜藝節目至TCC播放中心，作爲改善節目內容之即時措施外，TCC正研究提升頻道容量之可行性，務求加強目前單一頻道所提供的節目內容。

頻道業務

(a) 台灣

儘管二〇〇四年三月總統大選後之爭論，以及經濟復蘇步伐緩慢，台灣頻道業務之廣告收入及溢利仍錄得強勁增長。此乃本公司於廣告銷售、製作及節目內容方面力求創新之成果。

TVBS一向注重提高節目及製作的水準，對於深受好評並爲本公司帶來更多海外發行收益的本地劇集製作尤爲重視。二〇〇四年下半年，TVBS將製作及播放更多劇集與大型項目，而其領先的新聞頻道亦會就即將舉行之台灣立法院選舉做好部署。預期台灣頻道業務於本年度餘下時間將可保持其增長步伐。

(b) TVB8及星河頻道

星河及TVB8頻道進展良好，使虧損大幅減少。

訂戶收費增加，尤其是星河在中國內地之收益，因去年有提供試看優惠而有所增加。

星河及TVB8頻道於二月加盟銀河收費電視平台後亦爲收益帶來貢獻。儘管在中港兩地面對激烈競爭，廣告收入仍錄得溫和升幅。節省直接成本，尤其是在製作方面，亦是業績有顯著改善之另一要素。

其他業務

(a) 翡翠動畫

翡翠動畫製作之動畫連續劇「神鵰俠侶」在本地的收視率不俗，而在其他地區的電視及影帶發行方面的表現亦很優異。除不斷爲狄士尼提供服務外，動畫服務業務由於受到其他市場的激烈競爭而放緩。爲發展日後業務，翡翠動畫正擴展其產品銷售業務，並考慮推出一動畫頻道。

(b) 互聯網業務（香港及中國內地）

由於本公司為無綫電視節目贊助商增設更多小型網站及網頁，廣告收入因而倍增，並有助彌補因新增用戶下降而導致寬頻業務收入減少之情況。向3G網絡供應商銷售內容亦成為另一項新增收入之主要來源。以上都是此項業務於二〇〇四年首六個月之收益總額約有24%良好增長的主因。此外，中國內地的互聯網業務亦成功增闢一項新收益來源，即為短訊服務提供內容，而且該項收益還有潛力進一步增長。

(c) 雜誌出版

廣告收入強勁反彈，較去年同期增長20%。然而，我們的雜誌銷量與市場上的其他雜誌一樣備受壓力。本年度餘下時間的廣告收益前景樂觀，本公司已採取措施扭轉雜誌銷量下跌之局面。

(d) 中國內地合營公司

經濟穩步增長，加上內地電視媒體行業迅速商品化，令本公司旗下合營公司於二〇〇四年上半年取得令人鼓舞的業務增長。隨著擴充現有業務及推出新項目後，預期合營公司的業務將可進一步增長。

於去年開始每日播放的娛樂資訊節目繼續取得滿意收視。自今年首季以來，廣告收入亦有良好增長。合營公司正積極物色類似機會，與當地媒體夥伴結盟及共同製作生活品味及綜藝節目。

本公司亦已加強其劇集聯盟業務至全國層面，並成立貫通內地所有主要電視台的有效網絡。我們已於內地投資多套古裝劇集，並為內地市場引入高質素的華語劇集。

除傳統電視媒體業務外，我們亦有拓展新媒體業務（包括為短訊服務及寬頻服務提供內容），其進展亦頗理想。短訊業務與多項電視節目整合，自二〇〇三年年底推出以來為本公司帶來理想的現金流量貢獻。隨著本公司於二〇〇四年六月在廣州開始提供服務，並在適當時機引入互動話音回應及多媒體訊息服務後，我們預期提供內容之業務將會取得可觀增長。至於提供寬頻內容方面，本公司有計劃於本年度後期與中國內地電訊公司攜手合作推出此項服務。

基於上述進展，加上中國內地經濟增長的勢頭持續強勁，我們對中國內地合營公司的業務可於不久將來躍升持樂觀態度。

新業務－香港收費電視

銀河衛星廣播有限公司（「銀河」）之收費電視平台exTV已於二〇〇四年二月投入服務。銀河為合營公司，由Intelsat及無綫電視分別擁有51%及49%股權。無綫電視將繼續為exTV製作及包裝五個頻道，其中24小時新聞頻道TVBN、劇集及娛樂頻道TVBE與日間及晚間分別為兒童及家庭頻道之TVBQ均專為本地收費電視市場度身製作，並以廣東話播放；而一般娛樂頻道TVB8及劇集頻道星河則要兼營國內及海外市場，並以普通話播放。截至二〇〇四年六月三十日止，無綫電視須分擔業務正值起動階段而錄得之虧損港幣77,000,000元。此項目雖剛起步，惟本公司已採取措施去提升可接收此服務之用戶覆蓋面。

財務回顧

(a) 資本資產、投資、流動資金及債務

於二〇〇四年六月三十日，本集團固定資產為港幣2,295,000,000元，較去年年底減少港幣70,000,000元，反映期內之折舊費用超出固定資產之添置數額。電視廣播城項目於去年完成後，資本支出亦隨之大幅減少。

根據本公司與Intelsat Hong Kong Limited訂立之認購及股東協議，本公司將會分階段分擔投資總額為港幣520,000,000元之供款。於二〇〇三年十二月三十一日，本公司已支付港幣138,000,000元之數額，並於二〇〇四年二月十八日再加付港幣45,000,000元之現金投資，加上期內為數達港幣74,000,000元之實物貢獻代價（主要為節目供應）已予資本化，令本公司於二〇〇四年六月三十日在Galaxy Satellite TV Holding Limited（該公司擁有銀河（持有收費電視服務牌照之公司）100%權益）之投資股本總額已達港幣257,000,000元。實物貢獻代價及現金之出資餘額港幣76,000,000元、港幣138,000,000元及港幣49,000,000元，將分別於二〇〇四年、二〇〇五年及二〇〇六年注入，屆時之投資股本總額將達港幣520,000,000元。

本集團於二〇〇四年六月三十日之現金及銀行結餘為港幣335,000,000元，與去年年底相比(港幣362,000,000元)些微減少港幣27,000,000元。約31%現金結餘存於海外附屬公司供其日常營運所需，17%現金結餘則存於就特定用途而設之帳項。為撥付目前營運資金需要，本集團已安排充裕之銀行融資。本集團持有之現金及現金等價物主要為港幣及美元，且與任何債務概無關連。

應收帳款較去年年底減少4%，反映年初之本地廣告帳單數額較低。本集團已就逾期帳款作出充裕撥備。應付帳款大致與去年年底相約。

本集團於二〇〇四年六月三十日錄得的資本與負債比率為15.7%(二〇〇三年十二月：18.7%)。資本與負債比率乃以總債務港幣510,000,000元(二〇〇三年十二月：港幣618,000,000元)除股東資金港幣3,247,000,000元(二〇〇三年十二月：港幣3,295,000,000元)計算。此項減幅乃由於海外附屬公司已償還部份銀行貸款所致。

— 由於部份短期貸款經已償還，債務較去年減少港幣108,000,000元。

— 該等債務由短期、長期銀行貸款及銀行透支組成，用於在台灣購置物業、設備及錄影廠設施以及電視廣播城項目等。合共港幣70,000,000元(二〇〇三年十二月：港幣85,000,000元)之貸款乃以附屬公司的資產作抵押。

— 所有債務均須按銀行最優惠借貸利率加已協定百分比計算的浮動息率計息。

— 於二〇〇四年六月三十日，該等債務的到期詳情如下：於一年內：港幣461,000,000元(佔91%)；第二年：港幣5,000,000元(佔1%)；第三至第五年：港幣17,000,000元(佔3%)；及五年後：港幣27,000,000元(佔5%)。

— 該等債務的貨幣單位主要由港幣(佔86%)、新台幣(佔13%)及其他貨幣(例如美元及澳元)所組成。

— 本集團於期內並無任何已承諾的借貸融資。

本集團之資本承擔(不包括本集團分擔共同控制實體及聯營公司之資本承擔)減少32%至港幣165,000,000元(二〇〇三年十二月：港幣243,000,000元)。

(b) 撥備撥回

本集團就租用由SES Americom提供之AMC-4(可向美國各地包括夏威夷發射訊號)36兆赫容量之衛星轉發器有合約承擔，合約為期10年直至二〇一二年九月三十日屆滿。自本集團之美國衛星平台與美國DirecTV拼合後，此等衛星轉發器容量已屬冗餘。於二〇〇四年三月，本集團已與頻道經營商及廣播平台經營商簽訂多份諒解備忘錄，料可以當時市價簽訂多份分租合約，出租原有衛星轉發器全部容量。分租收費料會低於本集團原有衛星轉發器租約所定者。因此，本集團已於去年度帳目作出港幣54,000,000元撥備，補足原有租約責任與預期分租收益間的差額，直至原有合約期結束。惟在按諒解備忘錄訂立多份分租協議之前，與SES Americom之磋商有進一步進展，彼等願意接受現金賠償以提早終止租約。賠償金額經已在二〇〇四年五月二十八日支付，並由上述撥備抵銷，撥備餘額港幣11,000,000元則在截至二〇〇四年六月三十日止之帳目內撥回。

(c) 或有負債

就銀行融資向銀行提供的擔保為港幣1,100,000元(二〇〇三年十二月：港幣1,100,000元)。

(d) 匯率波動與相關對沖活動的風險

於二〇〇四年六月三十日，本集團與銀行並無訂立任何外幣匯率之沽售合約，以對沖來自海外客戶之貿易票據波動(二〇〇三年十二月：港幣15,500,000元)，因此本集團毋須在今期帳目內確認任何潛在損失(二〇〇三年十二月：港幣800,000元)。

人力資源

於二〇〇四年六月三十日，本集團共有5,082名(二〇〇三年十二月：5,242名)全職僱員，其中不包括董事及自由工作人員，但包括合約藝員及海外附屬公司之職員。此減幅是由於期內之人力有些減省所致。本集團大約有27%之人力是受聘於海外附屬公司，並按照當地情況及法規收取適當水平之薪金。至於本地僱員方面，合約藝員、營業及非營業僱員則按不同薪酬計劃支薪。合約藝員按逐次出鏡或包薪制支薪，而營業僱員視乎是否達到銷售目標支薪，其薪酬包括薪金及銷售佣金。非營業僱員則按月薪支薪。本集團於期內並無採納任何購股權計劃。除為僱員自動報讀之培訓課程提供資助外，本集團向有主辦或與各職業訓練學院合辦一些與專門技能，例如工業安全、管理技巧及其他與工作有關之研究班、課程及實習班。

購買、出售或贖回股份

截至二〇〇四年六月三十日止六個月期內，本公司並無贖回本公司任何普通股份。此外，本公司或其附屬公司亦無購買或出售本公司任何普通股份。

公司管理

除了獨立非執行董事因需按本公司章程細則輪值告退而未有指定之任期外，本公司在截至二〇〇四年六月三十日止六個月期內已遵從香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)附錄14之最佳應用守則。

審核委員會

審核委員會已與管理層審閱本集團所採納之會計原則及方法，並討論有關內部監控及財務匯報事宜，包括審閱截至二〇〇四年六月三十日止六個月未經審核之中期財務報表。

截至二〇〇四年六月三十日止六個月之中期財務報表未經審核，惟已由本公司外聘之核數師審閱。

董事股份權益

於二〇〇四年六月三十日，根據證券及期貨條例第352條所規定必須存置的記錄冊所示，董事及行政總裁於本公司股份中擁有的實益權益如下：

	每股面值港幣0.05元之普通股數目					
	個人權益	家族權益	公司權益		合計	佔已發行股本百分比(%)
邵逸夫爵士	–	1,146,000#	141,174,828*	(a)	142,320,828	32.49%
利陸雁群	602,144	–	16,701,000	(b)	17,303,144	3.95%
利榮森	1,262,415	–	–		1,262,415	0.28%
方逸華	1,146,000#	–	–		1,146,000	0.26%
利乾	600,000	–	–		600,000	0.14%
李達三	–	–	300,000	(c)	300,000	0.07%
費道宜	100,000	–	–		100,000	0.02%

*附註：上述註有#人士的股權重複及上述註有*人士與下文「主要股東」註有*人士的股權重複。*

(a) *該批股份分別由邵氏兄弟(香港)有限公司持有113,888,628股股份及邵氏基金(香港)有限公司持有27,286,200股股份，而該兩間公司乃由邵逸夫爵士透過Shaw Holdings Inc.分別持有74.58%及100%股本權益。邵逸夫爵士透過邵逸夫慈善信託基金持有Shaw Holdings Inc.全部股本權益。*

(b) *該批股份分別由Trio Investment Corporation S.A.持有10,377,000股股份、Crystal Investments Limited持有1,581,000股股份、Compass Inc. 持有3,162,000股股份及Bonus Inc.持有1,581,000股股份。此等公司之董事(祇限於就本段所述之股份而言)慣於按照利陸雁群女士之指令行事。*

(c) *該批股份由樂聲物業投資有限公司持有，而李達三博士持有該公司的全部股本權益。*

上文所述之全部權益皆屬好倉。本公司或其附屬公司並無向董事或行政總裁或彼等的配偶或未滿十八歲的子女授出任何可認購本公司或任何其他法人團體的股份或債券的權益。

除上述者外，於二〇〇四年六月三十日，本公司董事或行政總裁概無根據證券及期貨條例持有或視爲或當作持有本公司或其任何相聯法團(定義見證券及期貨條例)的股份或相關股份或債券的權益或淡倉。

主要股東

於二〇〇四年六月三十日，根據證券及期貨條例第336條須存置的主要股東登記冊所示，本公司已獲知會下列主要股東擁有佔本公司已發行股本5%或以上的權益(全部屬於實益權益)。該等權益乃就董事及行政總裁於上文經已披露以外的權益。

	每股面值港幣0.05元之普通股數目		佔已發行股本百分比(%)
邵氏兄弟(香港)有限公司	113,888,628*		26.00%
邵氏基金(香港)有限公司	27,286,200*		6.23%
Marathon Asset Management Limited	26,288,000	*(i)*	6.02%
State Street Corporation	22,451,808	*(ii)*	5.13%

*附註：上述註有*人士與上文「董事股份權益」註有*人士的股權重複。*

(i) 該等權益乃以投資經理的身份持有。

(ii) 該等權益由State Street Bank & Trust Company持有，而State Street Corporation持有其全部股本權益。

上文所述之全部權益皆屬好倉。除上述股份外，於二〇〇四年六月三十日，根據證券及期貨條例第336條須存置的登記冊所示，概無任何其他人士於本公司或任何相聯法團(定義見證券及期貨條例)的股份、相關股份或債券中擁有佔本公司已發行股本5%或以上的權益或淡倉。

中期報告

本集團截至二〇〇四年六月三十日止六個月之中期報告，載有在二〇〇四年三月三十一日前仍具效力的上市規則附錄16第46(1)至46(6)段(惟根據過渡安排，仍適用於涉及在二〇〇四年七月一日前開始的會計期間的業績公佈)所規定之全部資料亦在聯交所之網頁(www.hkex.com.hk)及本公司之網頁(www.tvb.com)登載。

承董事局命
邵逸夫
行政主席

香港，二〇〇四年九月一日

簡明綜合損益帳

截至二〇〇四年六月三十日止六個月

	附註	未經審核 截至六月三十日止六個月 二〇〇四 港幣千元	 二〇〇三 港幣千元
營業額		1,695,542	1,433,835
銷售成本		(899,040)	(800,918)
毛利		796,502	632,917
其他收益	3	18,533	17,189
銷售及分銷成本		(224,662)	(228,743)
總務及行政開支		(240,899)	(255,917)
其他經營收入		10,108	4,106
視作出售附屬公司權益之收益		–	27,726
出售一附屬公司權益之收益		–	5,213
經營溢利	4	359,582	202,491
融資成本	5	(4,003)	(8,676)
應佔溢利減虧損			
共同控制實體		(1,911)	(7,613)
聯營公司		(76,853)	(3,954)
除稅前溢利		276,815	182,248
稅項	6	(42,760)	(15,872)
除稅後溢利		234,055	166,376
少數股東權益		(16,590)	(11,310)
股東應佔溢利		217,465	155,066
股息	7	87,600	87,600
每股盈利	8	港幣0.50元	港幣0.35元

簡明綜合資產負債表
二〇〇四年六月三十日結算

	附註	未經審核 六月三十日 二〇〇四 港幣千元	經審核 十二月三十一日 二〇〇三 港幣千元
無形資產	9	59,041	62,739
固定資產	9	2,295,047	2,365,231
共同控制實體		22,893	22,714
聯營公司		278,319	238,234
投資證券		3,605	3,658
承資公司借款		12,763	13,200
遞延稅項資產		23,811	23,551
流動資產			
節目及影片版權		527,037	605,459
盤存		13,210	15,242
貿易應收款及其他應收款、預付款及按金	10	956,122	991,809
可收回之稅項		18,016	13,512
抵押銀行存款		223	228
現金及銀行結存		334,779	361,783
		1,849,387	1,988,033
流動負債			
貿易應付款及其他應付款及應計費用	11	512,025	511,527
撥備	12	27,131	33,073
短期銀行貸款		451,138	549,368
銀行透支		–	6,532
長期負債之一年內應償還額	15	9,436	5,276
應付稅項		19,107	5,805
		1,018,837	1,111,581
流動資產淨額		830,550	876,452
總資產減流動負債		3,526,029	3,605,779
資金來源：			
股本	13	21,900	21,900
儲備	14	3,137,985	3,010,847
二〇〇三年擬派末期股息	7(b)	–	262,800
擬派中期股息	7(c)	87,600	–
股東權益		3,247,485	3,295,547
少數股東權益		98,542	83,785
撥備	12	3,135	62,052
長期負債	15	49,024	57,265
退休金責任		13,298	11,372
遞延稅項負債		114,545	95,758
		3,526,029	3,605,779

簡明綜合權益變動表

截至二〇〇四年六月三十日止六個月

	未經審核 截至六月三十日止六個月	
	二〇〇四	二〇〇三
	港幣千元	港幣千元
於一月一日之總權益	3,295,547	3,274,232
匯兌差異	(2,727)	943
未於損益帳確認之(虧損)/收益淨額	(2,727)	943
期內溢利	217,465	155,066
股息	(262,800)	(328,500)
於六月三十日之總權益	3,247,485	3,101,741

簡明綜合現金流量表

截至二〇〇四年六月三十日止六個月

	未經審核 截至六月三十日止六個月 二〇〇四 港幣千元	 二〇〇三 港幣千元
經營活動之現金流入淨額	528,270	371,878
投資活動之現金流出淨額	(185,217)	(459,040)
理財活動之現金(流出)/流入淨額	(374,585)	141,248
現金及現金等價物之(減少)/增加	(31,532)	54,086
於一月一日之現金及現金等價物	300,224	143,362
外幣匯率變動之影響	294	179
於六月三十日之現金及現金等價物	268,986	197,627
現金及現金等價物結餘分析：		
現金及銀行結存	330,124	382,925
銀行透支	–	(45,410)
須於三個月內償還之短期銀行貸款	(61,138)	(139,888)
	268,986	197,627

1 編製基準及會計政策

未經審核綜合簡明帳目乃按照香港會計師公會頒佈之香港會計實務準則第25號「中期財務申報」而編製。

本簡明帳目應與二〇〇三年之年度財務報表一併閱讀。

編製本簡明帳目所採用之會計政策及計算方法與截至二〇〇三年十二月三十一日止年度之年度帳目所採用者一致。

2 分部資料

本集團之主要業務為免費電視廣播及節目製作、節目發行及分銷、海外衛星收費電視業務、頻道業務及其他相關業務。

主要報告形式 — 業務分部資料

期內本集團之營業額及業績按業務分部分析如下：

	截至二〇〇四年六月三十日止六個月						
	免費電視廣播	節目發行及分銷	海外衛星收費電視業務	頻道業務	其他業務	抵銷	集團總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
營業額(附註)							
對外之銷售	828,497	285,721	97,698	432,719	50,907	-	1,695,542
分部間之銷售	541	47,733	106	7,103	3,879	(59,362)	-
	829,038	333,454	97,804	439,822	54,786	(59,362)	1,695,542
分部業績(附註)	95,239	184,781	(6,678)	76,499	8,987	754	359,582
融資成本							(4,003)
應佔溢利減虧損							
共同控制實體	-	-	-	4	(1,915)		(1,911)
聯營公司	-	-	-	(76,853)	-		(76,853)
除稅前溢利							276,815
稅項							(42,760)
除稅後溢利							234,055
少數股東權益							(16,590)
股東應佔溢利							217,465

附註：上述業務分部包括部份正值起動階段之業務(即開始商業營運不多於五年)而其各自之營業額及業績分析如下：

	免費電視廣播	節目發行及分銷	海外衛星收費電視業務	頻道業務	其他業務	抵銷	集團總額
營業額	-	-	72,368	-	11,848		84,216
經營溢利	-	-	21,164	-	3,166		24,330

2 分部資料（續）

主要報告形式 — 業務分部資料（續）

	截至二〇〇三年六月三十日止六個月						
	免費電視廣播	**節目發行及分銷**	**海外衛星收費電視業務**	**頻道業務**	**其他業務**	**抵銷**	**集團總額**
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
營業額(附註)							
對外之銷售	672,254	256,449	125,706	329,092	50,334	-	1,433,835
分部間之銷售	120	47,981	88	7,609	8,718	(64,516)	-
	672,374	304,430	125,794	336,701	59,052	(64,516)	1,433,835
分部業績(附註)	(13,448)	169,748	(21,202)	31,330	1,383	1,741	169,552
視作出售附屬公司權益之收益							27,726
出售一附屬公司權益之收益							5,213
融資成本							(8,676)
應佔溢利減虧損							
共同控制實體	-	-	-	(3,472)	(4,141)		(7,613)
聯營公司	-	-	-	(3,954)	-		(3,954)
除稅前溢利							182,248
稅項							(15,872)
除稅後溢利							166,376
少數股東權益							(11,310)
股東應佔溢利							155,066

附註：上述業務分部包括部份正值起動階段之業務(即開始商業營運不多於五年)而其各自之營業額及業績分析如下：

	免費電視廣播	節目發行及分銷	海外衛星收費電視業務	頻道業務	其他業務	抵銷	集團總額
營業額	-	-	85,370	-	9,389		94,759
經營溢利/(虧損)	-	-	(15,724)	-	1,212		(14,512)

本集團於世界各地經營五項主要業務分部：

免費電視廣播 — 免費播放電視節目及招收廣告及節目製作
節目發行及分銷 — 提供電視節目予家庭錄影帶市場及海外電視業者
海外衛星收費電視業務 — 提供衛星收費電視服務予美國、歐洲及澳洲之訂戶
頻道業務 — 於中國內地、台灣、香港及其他地方編製及分銷電視頻道
其他業務 — 動畫製作、商品分銷服務、互聯網入門網、雜誌出版及其他有關服務

本集團分部之間交易主要包括節目及影片版權發行及提供服務。節目及影片版權發行之條款與第三方訂立之條款相似。提供服務之收費是以成本加成法計算或與第三方訂立之條款相似。

2 分部資料（續）

次要報告形式 — 地區分部資料

雖然本集團五項業務分部在世界各地經營，但銷售額來自八個主要地區：

香港 — 免費電視廣播及節目製作、頻道供應、互聯網入門網及雜誌出版
台灣 — 有線電視頻道服務
美國及加拿大 — 電視節目發行及分銷及衛星收費電視業務
澳洲 — 電視節目發行及分銷及衛星收費電視業務
歐洲 — 電視節目發行及分銷及衛星收費電視業務
中國內地 — 電視節目發行及分銷及衛星電視頻道服務
馬來西亞及新加坡 — 電視節目發行及分銷
其他國家 — 主要爲電視節目發行及分銷

期內本集團之營業額及經營溢利／(虧損)按地區分部分析如下：

	營業額		**經營溢利／(虧損)**	
	截至六月三十日止六個月		**截至六月三十日止六個月**	
	二〇〇四	二〇〇三	**二〇〇四**	二〇〇三
	港幣千元	港幣千元	**港幣千元**	港幣千元
地區分部:				
香港	**948,741**	712,138	**111,704**	(10,731)
台灣	**345,870**	319,984	**87,153**	65,448
美國及加拿大	**104,255**	110,983	**63,467**	22,204
澳洲	**29,563**	25,496	**(7,302)**	(14,928)
歐洲	**28,938**	43,899	**(21,666)**	1,578
中國內地	**44,021**	43,517	**20,016**	20,099
馬來西亞及新加坡	**174,755**	160,721	**94,982**	75,391
其他國家	**19,399**	17,097	**11,228**	10,491
	1,695,542	1,433,835	**359,582**	169,552
視作出售附屬公司權益之收益				27,726
出售一附屬公司權益之收益				5,213
				202,491

銷售額乃按照客戶所在地區計算。地區分部之間並無任何銷售。

3 其他收益

	截至六月三十日止六個月	
	二〇〇四	二〇〇三
	港幣千元	港幣千元
利息收入	**753**	1,615
其他	**17,780**	15,574
	18,533	17,189

4 經營溢利

經營溢利已計入及扣除下列項目：

	截至六月三十日止六個月	
	二〇〇四	二〇〇三
	港幣千元	港幣千元
計入		
出售固定資產收益	870	-
固定資產減值之撥回	7,210	-
逆況合約剩餘撥備之撥回(附註12)	11,014	-
扣除		
折舊－自置固定資產	139,672	99,308
折舊－租賃固定資產	26	152
固定資產之減值	-	16,056
出售固定資產虧損	-	191
節目、影片版權及盤存成本	627,032	502,593
商譽攤銷	3,698	480

5 融資成本

	截至六月三十日止六個月	
	二〇〇四	二〇〇三
	港幣千元	港幣千元
銀行透支、銀行貸款及其他貸款之利息	3,975	8,645
融資租賃之利息	28	31
已支付地價之利息	-	2,071
借貸成本總額	4,003	10,747
減：地價利息資本化之數額	-	(2,071)
	4,003	8,676

6 稅項

香港利得稅乃按照期內估計應課稅溢利以稅率17.5%(2003：17.5%)提撥準備。海外利得稅則按照期內估計應課稅溢利依本集團經營業務地區之現行稅率計算。

在簡明綜合損益帳支銷之稅項如下：

	截至六月三十日止六個月	
	二〇〇四	二〇〇三
	港幣千元	港幣千元
當期稅項：		
－香港利得稅	3,764	6,096
－海外稅項	20,331	4,052
－過往期間準備不足	110	256
遞延稅項暫時差異之產生及轉回	18,555	134
稅率提高產生之遞延稅項	-	5,334
	42,760	15,872

6 稅項（續）

本集團有關除稅前溢利之稅項與假若採用本公司經營地區之稅率而計算之理論稅額之差額如下：

	截至六月三十日止六個月	
	二〇〇四	二〇〇三
	港幣千元	港幣千元
除稅前溢利	276,815	182,248
按稅率17.5%(2003：17.5%)計算之稅項	48,443	31,893
其他國家不同稅率之影響	(16,809)	(21,027)
無須課稅之收入	(13,152)	(6,088)
不可扣稅之支出	2,356	6,274
未有確認之稅損	25,293	9,233
使用早前未有確認之稅損	(3,338)	(9,791)
稅收抵免之津貼	-	(212)
其他	(143)	-
過往期間準備不足	110	256
稅率提高產生之期初遞延稅項負債淨額之增加	-	5,334
	42,760	15,872

7 股息

	截至六月三十日止六個月	
	二〇〇四	二〇〇三
	港幣千元	港幣千元
擬派中期股息每普通股港幣0.20元 (2003：港幣0.20元)(附註(a)及(c))	87,600	87,600

附註：(a)於二〇〇三年九月三日舉行之會議上，董事局宣派截至二〇〇三年十二月三十一日止年度之中期股息每普通股港幣0.20元，並於二〇〇三年十月三日派發(附註14)。

(b)於二〇〇四年三月十七日舉行之會議上，董事局擬派截至二〇〇三年十二月三十一日止年度之末期股息每普通股港幣0.60元，並於二〇〇四年五月二十八日派發及於截至二〇〇四年六月三十日止六個月之簡明帳目內列作保留盈餘分派(附註14)。

(c)於二〇〇四年九月一日舉行之會議上，董事局宣派截至二〇〇四年十二月三十一日止年度之中期股息每普通股港幣0.20元。此項擬派股息並無於此簡明帳目內列作應付股息，惟將於截至二〇〇四年十二月三十一日止年度列作保留盈餘分派(附註14)。

8 每股盈利

每股盈利乃按本集團之股東應佔溢利港幣217,465,000元(2003：港幣155,066,000元)及截至二〇〇四年及二〇〇三年六月三十日止六個月內已發行股份為438,000,000股計算。

9 資本開支

	商譽	固定資產
	港幣千元	港幣千元
截至二○○四年六月三十日止六個月		
期初帳面淨值	62,739	2,365,231
添置	–	68,488
出售	–	(670)
折舊(附註 4)	–	(139,698)
攤銷支出(附註 4)	(3,698)	–
減值支出之撥回(附註 4)	–	7,210
匯兌差異	–	(5,514)
期末帳面淨值	59,041	2,295,047

10 貿易應收款及其他應收款、預付款及按金

貿易應收款及其他應收款、預付款及按金爲數達港幣956,122,000元，其中貿易應收款佔港幣751,843,000元。貿易應收款帳齡分析如下：

	六月三十日 二○○四	十二月三十一日 二○○三
	港幣千元	港幣千元
即期	373,352	400,378
一至兩個月	212,956	202,228
二至三個月	106,836	124,803
三至四個月	38,251	59,698
四至五個月	17,829	16,829
五個月以上	65,874	43,896
	815,098	847,832
貿易應收款：		
第三方	795,387	833,954
共同控制實體、聯營公司、一承資公司及有關連人士	19,711	13,878
	815,098	847,832
減：呆帳準備	(63,255)	(63,579)
	751,843	784,253

附註：本集團採取信貸政策管理，爲本集團大部份符合信貸評估標準的客戶提供四十日至六十日之平均信貸期，其餘客戶則需貨到付款、預付款或須銀行擔保。

11 貿易應付款及其他應付款及應計費用

貿易應付款及其他應付款及應計費用爲數達港幣512,025,000元，其中貿易應付款佔港幣91,381,000元。貿易應付款帳齡分析如下：

	六月三十日 二〇〇四 港幣千元	十二月三十一日 二〇〇三 港幣千元
即期	58,718	65,009
一至兩個月	23,896	29,690
二至三個月	5,394	3,158
三至四個月	1,576	1,475
四至五個月	460	848
五個月以上	1,337	1,789
	91,381	101,969
貿易應付款：		
第三方	86,006	93,666
共同控制實體、聯營公司及有關連人士	5,375	8,303
	91,381	101,969

12 撥備

	逆況合約 港幣千元
於二〇〇四年一月一日	95,125
減：期內已動用	(54,037)
減：剩餘撥備之撥回(附註)	(11,014)
匯兌差異	192
於二〇〇四年六月三十日	**30,266**

撥備總額分析

	六月三十日 二〇〇四 港幣千元	十二月三十一日 二〇〇三 港幣千元
非流動	3,135	62,052
流動	27,131	33,073
	30,266	95,125

附註：於二〇〇三年十二月三十一日，董事局經考慮後認爲本集團所簽訂之若干與辦公室及衛星轉發器容量有關之租賃合約已成爲逆況合約，因此等合約所產生之預期利益將低於履行合約承擔之成本。本集團與此等租賃合約之一出租人 － SES Americom 進一步磋商後，SES Americom 同意接受現金賠償以提早終止衛星轉發器容量之租約(「租約」)。現金賠償經已於二〇〇四年五月二十八日支付，並以逆況合約之撥備抵銷，有關此租約之撥備餘額已在帳目內撥回。

13 股本

	每股面值港幣0.05元之普通股數目	面值
		港幣千元
法定：		
二〇〇三年及二〇〇四年一月一日及二〇〇四年六月三十日	1,300,000,000	65,000
發行及實收：		
二〇〇三年及二〇〇四年一月一日及二〇〇四年六月三十日	438,000,000	21,900

14 儲備

	股份溢價	普通儲備	資本儲備	法定儲備	外匯浮動儲備	資本贖回儲備	保留盈餘	總數
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
二〇〇四年一月一日	602,026	70,000	864	7,831	(26,468)	40,118	2,579,276	3,273,647
綜合帳目後所得								
一附屬公司	–	–	–	–	(2,632)	–	–	(2,632)
一共同控制實體	–	–	–	–	(95)	–	–	(95)
匯兌差異	–	–	–	–	(1,033)	–	1,033	–
期內溢利	–	–	–	–	–	–	217,465	217,465
二〇〇三年已派末期股息(附註7(b))	–	–	–	–	–	–	(262,800)	(262,800)
二〇〇四年六月三十日	602,026	70,000	864	7,831	(30,228)	40,118	2,534,974	3,225,585

	保留盈餘
相當於	
二〇〇四年擬派中期股息	87,600
其他	2,447,374
二〇〇四年六月三十日保留盈餘	2,534,974

14 儲備（續）

	股份溢價	普通儲備	資本儲備	法定儲備	外匯浮動儲備	資本贖回儲備	保留盈餘	總數
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
二〇〇三年一月一日	602,026	70,000	1,171	7,468	(1,869)	40,118	2,533,418	3,252,332
綜合帳目後所得								
－附屬公司	–	–	–	–	(43)	–	–	(43)
－共同控制實體	–	–	–	–	300	–	–	300
－聯營公司	–	–	–	–	686	–	–	686
匯兌差異	–	–	–	–	(21,016)	–	21,016	–
期內溢利	–	–	–	–	–	–	155,066	155,066
轉帳	–	–	–	363	–	–	(363)	–
二〇〇二年已派末期股息	–	–	–	–	–	–	(328,500)	(328,500)
二〇〇三年六月三十日	602,026	70,000	1,171	7,831	(21,942)	40,118	2,380,637	3,079,841

相當於	
二〇〇三年擬派中期股息	87,600
其他	2,293,037
二〇〇三年六月三十日保留盈餘	2,380,637

15 長期負債

	六月三十日 二〇〇四	十二月三十一日 二〇〇三
	港幣千元	港幣千元
貸款、有抵押	58,358	62,182
融資租賃承擔	102	359
	58,460	62,541
列為流動負債之一年內應償還額	(9,436)	(5,276)
	49,024	57,265

15 長期負債（續）

於二〇〇四年六月三十日，本集團之銀行貸款及其他貸款(不包括融資租賃負債)之還款期如下：

	二〇〇四年六月三十日		
	銀行貸款	**其他貸款**	**總數**
	港幣千元	**港幣千元**	**港幣千元**
一年內	5,012	4,322	9,334
第二年	5,249	–	5,249
第三至第五年	17,284	–	17,284
五年以上	26,491	–	26,491
	54,036	4,322	58,358

	二〇〇三年十二月三十一日		
	銀行貸款	**其他貸款**	**總數**
	港幣千元	港幣千元	港幣千元
一年內	4,806	111	4,917
第二年	5,081	4,246	9,327
第三至第五年	17,050	–	17,050
五年以上	30,888	–	30,888
	57,825	4,357	62,182

於二〇〇四年六月三十日，本集團之融資租賃負債之還款期如下：

	六月三十日 二〇〇四	十二月三十一日 二〇〇三
	港幣千元	港幣千元
一年內	111	395
融資租賃之未來融資支出	(9)	(36)
融資租賃負債之現值	102	359
融資租賃負債之現值如下：		
一年內	102	359

16 或有負債

	六月三十日 二〇〇四 港幣千元	十二月三十一日 二〇〇三 港幣千元
作出擔保以取得銀行融資予一承資公司	1,074	1,111

17 資本承擔

購買固定資產之承擔數目如下：

	六月三十日 二〇〇四 港幣千元	十二月三十一日 二〇〇三 港幣千元
經批准惟未簽約	129,684	169,232
經簽約惟未撥備	35,761	73,814
	165,445	243,046

上述未包括本集團在共同控制實體及聯營公司之應佔購買固定資產之承擔如下：

	六月三十日 二〇〇四 港幣千元	十二月三十一日 二〇〇三 港幣千元
經批准惟未簽約	51,493	–
經簽約惟未撥備	3,790	–
	55,283	–

18 經營租賃承擔

於二〇〇四年六月三十日，本集團根據不可撤銷之經營租賃而須於未來支付之最低租賃付款如下：

	二〇〇四年六月三十日		二〇〇三年十二月三十一日	
	土地 及樓宇 港幣千元	器材及 衛星轉發器 港幣千元	土地 及樓宇 港幣千元	器材及 衛星轉發器 港幣千元
第一年內	42,426	60,792	42,895	98,815
第二至第五年內	43,812	82,130	36,155	186,244
五年後	12,474	11,106	19	81,877
	98,712	154,028	79,069	366,936

19 重大有關連人士交易

本集團在正常業務範圍內進行之重大有關連人士交易摘要如下:

(a) 於一九九七年五月十九日及一九九七年十二月十五日,本公司與本公司之主要股東 — 邵氏兄弟(香港)有限公司(「邵氏」)分別訂立兩項租賃協議,據此,邵氏出租若干辦公室及泊車位予本公司。此兩項租賃協議之租賃期分別由一九九七年七月一日及一九九七年十一月一日起至二〇〇五年六月三十日止。本公司於截至二〇〇四年六月三十日止六個月內已付邵氏之租金爲港幣8,866,000元(2003:港幣8,866,000元)。

(b) 於二〇〇一年三月三十日,本公司與Chevalier(Network Solutions)Limited(「CNSL」)訂立意向書,內容有關CNSL向本公司之新電視城供應、安裝及保養PABX及結構電纜網路,整筆費用爲港幣20,526,000元,並會以分期方式支付。CNSL之控股公司之控權股東亦爲本公司之董事。載有意向書所載條款之正式合約已於二〇〇一年十一月訂立。本公司於截至二〇〇四年六月三十日止六個月內已付CNSL之數額爲港幣2,648,000元(2003:港幣5,119,000元)。

(c) 由一九九八年起,本公司與一聯營公司,銀河衛星廣播有限公司(「銀河衛星」)訂立多項分特許協議,分特許銀河衛星使用若干辦公室、泊車位及衛星地面站。銀河衛星於截至二〇〇四年六月三十日止六個月內已付本公司之特許權費用總額爲港幣3,135,000元(2003:港幣1,109,000元)。

(d) 於二〇〇一年九月四日,本公司與銀河衛星訂立一項頻道供應協議,內容有關本公司以獨家形式向銀河衛星在香港之收費電視平台供應五條頻道予其播放,協議日期由銀河衛星之服務正式作商業啓播時起計,爲期五年,同時,協議各方有權選擇於該協議到期日時再續約五年。本公司於截至二〇〇四年六月三十日止六個月內已收取銀河衛星之特許權費用爲港幣73,563,000元(2003:無)。

(e) 於二〇〇三年二月二十日,銀河衛星就其欠下本公司之債務向本公司發出本金爲港幣115,564,000元之承付票,此承付票是要付8%年息的。銀河衛星須把該承付票的本金及其累算利息分別於二〇〇七年二月二十日及二〇〇八年二月二十日分兩期向本公司清付,除非銀河衛星於上述任何一日之前公開上市,否則銀河衛星不必提早清付該承付票的本金及其累算利息餘額。

(f) 由一九九五年一月一日起,年代網際事業股份有限公司(「年代」)已充任聯意製作股份有限公司(「聯意」)之獨家分銷商,在台灣分銷聯意之有線電視頻道,並負責代表聯意收取因播放其電視節目之所得收益。年代爲本公司一非全資附屬公司 — 聯意之少數股東。於二〇〇〇年十一月十六日,訂約方把該分銷協議續期兩年,由二〇〇一年三月一日起生效。於二〇〇二年三月十三日,聯意與年代就分銷協議訂立增補協議,以更改由二〇〇二年一月一日起聯意應付年代之佣金金額。該協議於到期日後不予延續。聯意於截至二〇〇四年六月三十日止六個月內並無支付任何費用予年代(2003:港幣1,785,000元)。

(g) 由一九九五年起,年代已於聯意經營之有線電視頻道,以及由聯意代理招攬廣告之頻道或雜誌訂購廣告。由二〇〇二年七月一日起,聯意祇負責爲其名下之電視頻道及其獲委爲代理之雜誌招攬廣告。聯意於截至二〇〇四年六月三十日止六個月內收取年代之數額爲港幣10,224,000元(2003:港幣1,356,000元)。

(h) 由一九九八年八月一日起,年代已爲聯意在台灣提供光纖網路服務。於二〇〇三年三月二十一日,訂約方把該服務續期一年,由二〇〇三年一月一日起生效。據此,年代會以港幣295,000元(新台幣1,300,000元)之月費(包括5%銷售稅)爲聯意提供一條容量爲45百萬位元之光纖線、維修及管理十四處光纖結點機房及上傳衛星訊號控制室之費用。於二〇〇三年八月二十八日,訂約方訂立增補協議,據此:(i)協議年期將進一步延長六個月至二〇〇四年六月三十日;及(ii)由二〇〇三年八月一日起,聯意應付予年代之月費將減至港幣174,000元(新台幣765,000元)(包括5%銷售稅)。聯意於截至二〇〇四年六月三十日止六個月內付予年代之費用爲港幣983,000元(2003:港幣1,671,000元)。

19 重大有關連人士交易（續）

(i) 由二〇〇〇年十月二十八日起，聯意已為年代在台灣提供衛星設備及技術服務，而年代則為聯意在台灣提供中繼頻道衛星節目信號服務。於二〇〇三年一月三十日，訂約方訂立新協議把上述服務續期一年，由二〇〇三年一月一日起生效。根據新協議：(i)由二〇〇三年二月一日起，年代應付聯意之月費(包括5%銷售稅)將減至港幣669,000元(新台幣3,000,000元)；(ii)由二〇〇三年二月一日起，聯意應付年代之月費(包括5%銷售稅)將減至港幣334,000元(新台幣1,500,000元)。此項安排已由二〇〇四年一月一日起按相同條款及條件再續期一年。聯意於截至二〇〇四年六月三十日止六個月內收取年代之費用為港幣3,854,000元(2003：港幣4,505,000元)，而聯意於截至二〇〇四年六月三十日止六個月內付予年代之費用則為港幣1,927,000元(2003：港幣2,249,000元)。

(j) 聯意與一共同控制實體 – 星際傳播股份有限公司(「星際」)已訂立數項協議，內容有關星際提供衛星傳送服務予聯意。該等協議已於二〇〇三年九月十五日全部終止。聯意於二〇〇四年六月三十日止六個月內並無支付任何服務費用予星際(2003：港幣2,927,000元)。

(k) 於一九九九年四月十六日，本公司一全資附屬公司 – 電視廣播(國際)有限公司(「電視廣播(國際)」)同意分租部份衛星轉發器容量予年代。此分租協議其後為二〇〇〇年一月十三日訂立之修訂協議所取代，內容有關更改出租月費及把合約期限改由二〇〇〇年一月一日起開始至二〇〇六年三月三十一日止終止。於二〇〇一年四月二十八日，電視廣播(國際)與年代就經修訂協議訂立一項增補協議，據此，訂約方同意由二〇〇一年三月一日起把電視廣播(國際)分租予年代之轉發器容量由27兆赫減至13.5兆赫。電視廣播(國際)於二〇〇四年六月三十日止六個月內收取年代之費用為港幣2,581,000元(2003：港幣2,584,000元)。

(l) 於二〇〇二年五月二十一日，電視廣播(國際)與本公司兩家非全資附屬公司少數股東之聯繫人士 – MEASAT Broadcast Network Systems Sdn.Bhd.(「MBNS」)訂立交易備忘錄，據此，電視廣播(國際)會由二〇〇二年四月十六日起至二〇〇四年九月三十日止期間，於馬來西亞及汶萊以獨家形式提供電視節目予MBNS擁有及經營之頻道播放。電視廣播(國際)於截至二〇〇四年六月三十日止六個月內之累算收入為港幣44,459,000元(2003：港幣39,590,000元)。

(m) 於二〇〇二年六月二十五日，電視廣播(國際)以聯意之代理身分與MBNS訂立交易備忘錄，授權MBNS由二〇〇二年四月十六日起至二〇〇四年九月三十日止期間，可透過由MBNS或其聯屬公司於馬來西亞及汶萊經營之收費電視服務獨家播放一條華語頻道。聯意於截至二〇〇四年六月三十日止六個月內之累算收入為港幣11,220,000元(2003：港幣10,439,000元)。

(n) 於二〇〇二年六月二十六日，本公司一全資附屬公司 – TVB Satellite TV Entertainment Limited(「TVBSE」)與MBNS訂立交易備忘錄，內容有關由二〇〇二年四月十六日起至二〇〇四年九月三十日止期間，提供兩條華語頻道予MBNS，使其及其聯屬公司可於馬來西亞及汶萊經營之收費電視服務播放該等頻道。TVBSE於截至二〇〇四年六月三十日止六個月內之累算收入為港幣14,181,000元(2003：港幣12,354,000元)。

(o) 於二〇〇二年七月八日，TVBSE與MBNS訂立協議，據此，由二〇〇二年四月十六日起至二〇〇四年九月三十日止期間，MBNS委任TVBSE為其廣告代理，負責若干頻道在馬來西亞及汶萊所有廣告及贊助之銷售。TVBSE於截至二〇〇四年六月三十日止六個月內之累算收入為港幣14,075,000元(2003：港幣10,497,000元)。

(p) 由一九九八年起，銀河衛星已提供衛星訊號上傳及放送服務予電視廣播(國際)、TVBSE及TVB(Australia)Pty. Ltd.(「TVBA」)，彼等皆為本公司之全資附屬公司。電視廣播(國際)、TVBSE及TVBA於截至二〇〇四年六月三十日止六個月內已付銀河衛星之服務費用為港幣20,254,000元(2003：港幣14,817,000元)。

(q) 於二〇〇四年三月十一日，TVBA與本公司兩家非全資附屬公司少數股東之聯繫人士 – Celestial Television Networks Ltd.(「CTNL」)訂立協議，據此，TVBA獲播放Celestial Movies頻道之特許權，為期一年，由二〇〇四年三月十五日起生效，同時，訂約方均有權選擇再把協議延長兩年。根據協議，TVBA同意繳付按Celestial Movies頻道用戶人數(包括住宅及商業用戶)或包括Celestial Movies頻道之電視頻道組合用戶人數，乘以固定費用單位計算之特許權月費予CTNL，TVBA於截至二〇〇四年六月三十日止六個月內已付CTNL之特許權費用為港幣748,000元(2003：無)。

19 重大有關連人士交易（續）

除上文所述外，其他數額對本集團而言屬不重大之有關連人士交易包括：

－出租設備及辦公室之租金收入，

－新聞報導之分特許權收入，

－提供衛星訊號傳送服務之收入，

－回扣電視廣告佣金之費用，及

－租賃製作地方之租金費用。

Television Broadcasts Limited
TVB City, 77 Chun Choi Street, Tseung Kwan O Industrial Estate, Kowloon, Hong Kong.